Exhibit 99.3

MANAGEMENT’S RESPONSIBILITY FOR
FINANCIAL STATEMENTS

The consolidated financial statements, the notes thereto, and other financial information contained in the Management Discussion and Analysis have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are the responsibility of the management of Kinross Gold Corporation. The financial information presented elsewhere in the Management Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management.

In order to discharge management’s responsibility for the integrity of the financial statements, the Company maintains a system of internal accounting controls. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review financial reporting issues.

The consolidated financial statements have been audited by KPMG LLP, the independent registered public accounting firm, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States).

J. Paul Rollinson	Tony S. Giardini
Chief Executive Officer	Executive Vice President and Chief Financial Officer

INDEPENDENT AUDITORS’ REPORT OF REGISTERED
PUBLIC ACCOUNTING FIRM

To the Shareholders of Kinross Gold Corporation

We have audited the accompanying consolidated financial statements of Kinross Gold Corporation, which comprise the consolidated balance sheets as at December 31, 2012 and December 31, 2011, the consolidated statements of operations, comprehensive loss, cash flows and equity for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Kinross Gold Corporation as at December 31, 2012 and December 31, 2011, and its consolidated financial performance and its consolidated cash flows for the years then ended, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
February 13, 2013

CONSOLIDATED BALANCE SHEETS

(expressed in millions of United States dollars, except share amounts)

		As at
		December 31,	December 31,
		2012	2011

Assets
Current assets
Cash and cash equivalents	Note 7	$1,632.9	$1,766.0
Restricted cash	Note 7	58.1	62.1
Short-term investments	Note 7	349.8	1.3
Accounts receivable and other assets	Note 7	287.3	309.4
Inventories	Note 7	1,257.7	976.2
Unrealized fair value of derivative assets	Note 11	15.0	2.8
		3,600.8	3,117.8
Non-current assets
Property, plant and equipment	Note 7	8,978.8	8,959.4
Goodwill	Note 7	1,136.7	3,420.3
Long-term investments	Note 7	49.1	79.4
Investment in associate	Note 10	515.8	502.5
Unrealized fair value of derivative assets	Note 11	9.6	1.1
Deferred charges and other long-term assets	Note 7	545.5	406.4
Deferred tax assets	Note 18	46.1	21.9
Total assets		$14,882.4	$16,508.8

Liabilities
Current liabilities
Accounts payable and accrued liabilities	Note 7	$632.8	$575.3
Current tax payable		93.2	82.9
Current portion of long-term debt	Note 13	516.2	32.7
Current portion of provisions	Note 14	42.0	38.1
Current portion of unrealized fair value of derivative liabilities	Note 11	22.0	66.7
		1,306.2	795.7
Non-current liabilities
Long-term debt	Note 13	2,116.4	1,600.4
Provisions	Note 14	721.4	597.1
Unrealized fair value of derivative liabilities	Note 11	10.5	32.7
Other long-term liabilities		125.6	133.1
Deferred tax liabilities	Note 18	676.6	879.1
Total liabilities		4,956.7	4,038.1

Equity
Common shareholders’ equity
Common share capital and common share purchase warrants	Note 15	$14,692.5	$14,656.6
Contributed surplus		89.9	81.4
Accumulated deficit		(4,937.1)	(2,249.9)
Accumulated other comprehensive income (loss)	Note 7	4.9	(97.7)
Total common shareholders’ equity		9,850.2	12,390.4
Non-controlling interest	Note 7	75.5	80.3
Total equity		9,925.7	12,470.7
Commitments and contingencies	Note 20
Subsequent events	Note 13
Total liabilities and equity		$14,882.4	$16,508.8

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding	Note 15	1,140,132,123	1,137,732,344

Signed on behalf of the Board:

John A. Brough	John M. H. Huxley

Director	Director

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS

(expressed in millions of United States dollars, except share and per share amounts)

		Years ended
		December 31,	December 31,
		2012	2011
			Note 6(i)
Revenue
Metal sales		$4,311.4	$3,842.5

Cost of sales
Production cost of sales		1,850.8	1,546.1
Depreciation, depletion and amortization		681.2	564.1
Impairment charges	Note 8	3,527.6	2,937.6
Total cost of sales		6,059.6	5,047.8
Gross loss		(1,748.2)	(1,205.3)
Other operating expense		84.4	62.1
Exploration and business development		234.9	134.5
General and administrative		179.1	173.6
Operating loss		(2,246.6)	(1,575.5)
Other income (expense) - net	Note 7	(2.2)	101.1
Equity in losses of associate	Note 7	(6.5)	(2.3)
Finance income		5.3	6.2
Finance expense	Note 7	(42.1)	(65.5)
Loss before taxes		(2,292.1)	(1,536.0)
Income tax expense - net	Note 18	(261.5)	(496.8)
Loss from continuing operations after tax		(2,553.6)	(2,032.8)
Earnings from discontinued operations after tax	Note 6	43.9	19.8
Net loss		$(2,509.7)	$(2,013.0)

Net earnings (loss) from continuing operations attributable to:
Non-controlling interest		$(4.8)	$60.6
Common shareholders		$(2,548.8)	$(2,093.4)
Net earnings (loss) attributable to:
Non-controlling interest		$(4.8)	$60.6
Common shareholders		$(2,504.9)	$(2,073.6)

Loss per share from continuing operations attributable to common shareholders
Basic		$(2.24)	$(1.84)
Diluted		$(2.24)	$(1.84)

Loss per share attributable to common shareholders
Basic		$(2.20)	$(1.83)
Diluted		$(2.20)	$(1.83)

Weighted average number of common shares outstanding (millions)	Note 17
Basic		1,139.1	1,136.0
Diluted		1,139.1	1,136.0

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(expressed in millions of United States dollars)

		Years ended
		December 31,	December 31
		2012	2011
			Note 6(i)

Net loss		$(2,509.7)	$(2,013.0)

Other comprehensive income (loss), net of tax:	Note 7
Change in fair value of investments (a)		(14.8)	(36.9)
Reclassification to earnings for impairment charges		24.3	—
Accumulated other comprehensive loss related to investments sold (b)		(6.3)	(30.2)
Changes in fair value of derivative financial instruments designated as cash flow hedges (c)		40.7	(66.0)
Accumulated other comprehensive income related to derivatives settled (d)		58.7	214.7
		102.6	81.6
Total comprehensive loss		$(2,407.1)	$(1,931.4)

Comprehensive loss from continuing operations		$(2,451.0)	$(1,951.2)
Comprehensive income from discontinued operations	Note 6	43.9	19.8
Comprehensive loss		$(2,407.1)	$(1,931.4)
Attributable to non-controlling interest		$(4.8)	$60.6
Attributable to common shareholders		$(2,402.3)	$(1,992.0)

(a)   Net of tax of $(2.0) million (2011 - $(4.2) million)

(b)   Net of tax of $nil (2011 - $nil)

(c)    Net of tax of $6.7 million (2011 - $(16.2) million)

(d)   Net of tax of $7.7 million (2011 - $(13.8) million)

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in millions of United States dollars)

	Years ended
	December 31,	December 31,
	2012	2011
		Note 6(i)
Net inflow (outflow) of cash related to the following activities:
Operating:
Loss from continuing operations	$(2,553.6)	$(2,032.8)
Adjustments to reconcile net earnings from continuing operations to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	681.2	564.1
Gains on acquisition/disposition of assets and investments - net	(7.1)	(24.8)
Equity in losses of associate	6.5	2.3
Non-hedge derivative gains - net	(18.0)	(59.1)
Settlement of derivative instruments	52.9	(48.7)
Share-based compensation expense	38.0	36.5
Accretion expense	24.9	54.2
Deferred tax (recovery) expense	(220.7)	105.1
Foreign exchange (gains) losses and other	33.2	(37.0)
Reclamation expense	10.8	15.7
Impairment charges	3,527.6	2,937.6
Changes in operating assets and liabilities:
Accounts receivable and other assets	(20.4)	(119.3)
Inventories	(297.0)	(231.1)
Accounts payable and accrued liabilities	463.9	599.0
Cash flow provided from operating activities	1,722.2	1,761.7
Income taxes paid	(419.3)	(382.9)
Net cash flow of continuing operations provided from operating activities	1,302.9	1,378.8
Net cash flow of discontinued operations provided from (used in) operating activities	(47.6)	38.1

Investing:
Additions to property, plant and equipment	(1,924.7)	(1,629.2)
Net proceeds from the sale of long-term investments and other assets	11.8	101.4
Additions to long-term investments and other assets	(106.3)	(213.4)
Net proceeds from the sale of property, plant and equipment	2.6	1.9
Additions to short-term investments	(348.5)	(1.3)
Note received from Harry Winston	—	70.0
Decrease in restricted cash	(2.0)	(54.0)
Interest received	4.9	7.3
Other	0.3	(3.2)
Net cash flow of continuing operations used in investing activities	(2,361.9)	(1,720.5)
Net cash flow of discontinued operations provided from (used in) investing activities	198.9	(27.5)

Financing:
Issuance of common shares on exercise of options and warrants	6.4	29.0
Acquisition of CMGC 25% non-controlling interest	—	(335.4)
Proceeds from issuance of debt	1,541.1	1,608.4
Repayment of debt	(577.3)	(479.4)
Interest paid	(8.1)	(9.7)
Dividends paid to common shareholders	(182.3)	(124.8)
Settlement of derivative instruments	—	(43.6)
Other	(5.0)	(7.6)
Net cash flow of continuing operations provided from financing activities	774.8	636.9
Net cash flow of discontinued operations used in financing activities	(0.6)	(2.9)

Effect of exchange rate changes on cash and cash equivalents of continuing operations	0.4	(3.5)
Increase (decrease) in cash and cash equivalents	(133.1)	299.4
Cash and cash equivalents, beginning of period	1,766.0	1,466.6
Cash and cash equivalents, end of period	$1,632.9	$1,766.0

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF EQUITY

(expressed in millions of United States dollars)

	Years ended
	December 31,	December 31,
	2012	2011

Common share capital and common share purchase warrants
Balance beginning of period	$14,656.6	$14,576.4
Common shares issued on acquisition of properties	—	3.8
Common shares issued under employee share purchase plans	7.2	6.2
Transfer from contributed surplus on exercise of options and restricted shares	27.1	45.1
Options and warrants exercised, including cash	1.6	25.1
Balance at the end of the period	$14,692.5	$14,656.6

Contributed surplus
Balance beginning of period	$81.4	$185.5
Share-based compensation	35.6	33.9
Aurelian options exercised	—	(3.9)
Underworld options exercised	(0.9)	(0.4)
Red Back options exercised	(3.8)	(19.0)
Bema options exercised	—	(0.1)
Acquisition of CMGC 25% non-controlling interest	—	(92.9)
Transfer of fair value of exercised options and restricted shares	(22.4)	(21.7)
Balance at the end of the period	$89.9	$81.4

Accumulated deficit
Balance beginning of period	$(2,249.9)	$(51.5)
Dividends paid	(182.3)	(124.8)
Net loss attributable to common shareholders	(2,504.9)	(2,073.6)
Balance at the end of the period	$(4,937.1)	$(2,249.9)

Accumulated other comprehensive income (loss)
Balance beginning of period	$(97.7)	$(179.3)
Other comprehensive income	102.6	81.6
Balance at the end of the period	$4.9	$(97.7)
Total accumulated deficit and accumulated other comprehensive loss	$(4,932.2)	$(2,347.6)

Total common shareholders’ equity	$9,850.2	$12,390.4

Non-controlling interest
Balance beginning of period	$80.3	$262.2
Net earnings (loss) attributable to non-controlling interest	(4.8)	60.6
Acquisition of CMGC 25% non-controlling interest	—	(242.5)
Balance at end of the period	$75.5	$80.3

Total equity	$9,925.7	$12,470.7

The accompanying notes are an integral part of these consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2012 and 2011

(Tabular amounts in millions of United States dollars)

1.              DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Kinross Gold Corporation and its subsidiaries and joint ventures (collectively, “Kinross” or the “Company”) are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction and processing of gold-containing ore and reclamation of gold mining properties. Kinross Gold Corporation, the ultimate parent, is a public company incorporated and domiciled in Canada with its registered office at 25 York Street, 17th floor, Toronto, Ontario, Canada, M5J 2V5.  Kinross’ gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Ecuador, Chile, Ghana and Mauritania.   Gold is produced in the form of doré, which is shipped to refineries for final processing.  Kinross also produces and sells a quantity of silver.   The Company is listed on the Toronto Stock Exchange and the New York Stock Exchange.

The consolidated financial statements of the Company for the year ended December 31, 2012 were authorized for issue in accordance with a resolution of the directors on February 13, 2013.

2.              BASIS OF PRESENTATION

These consolidated financial statements for the year ended December 31, 2012 (“financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value. The significant accounting policies are presented in Note 3 and have been consistently applied in each of the periods presented. Significant accounting estimates, judgments and assumptions used or exercised by management in the preparation of these financial statements are presented in Note 5.

3.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

i.                                         Principles of consolidation

The significant mining properties and entities of Kinross are listed below. All operating activities involve gold mining and exploration.  Each of the significant entities has a December 31 year end.

			As at
			December 31,	December 31,
Entity	Property/Segment	Location	2012	2011
Subsidiaries (Consolidated)
Fairbanks Gold Mining, Inc.	Fort Knox	USA	100%	100%
Kinross Brasil Mineração S.A.	Paracatu	Brazil	100%	100%
Compania Minera Maricunga	Maricunga	Chile	100%	100%
Compania Minera Mantos de Oro	La Coipa(b) / Lobo-Marte/ Corporate and Other	Chile	100%	100%
Echo Bay Minerals Company	Kettle River - Buckhorn	USA	100%	100%
Chukotka Mining and Geological Company (a)	Kupol	Russian Federation	100%	100%
Northern Gold LLC/Regionruda LLC	Dvoinoye / Kupol	Russian Federation	100%	100%
Aurelian Ecuador S.A.	Fruta del Norte	Ecuador	100%	100%
Underworld Resources Inc.	White Gold / Corporate and Other	Canada	100%	100%
Tasiast Mauritanie Ltd. S.A.	Tasiast	Mauritania	100%	100%
Chirano Gold Mines Ltd. (Ghana)	Chirano	Ghana	90%	90%

Interests in jointly controlled entities (Proportionately consolidated)
Round Mountain Gold Corporation	Round Mountain	USA	50%	50%
Mineração Serra Grande S.A. (c)	Crixás	Brazil	0%	50%

Investment in associate (Equity accounted)
Compania Minera Casale	Corporate and Other	Chile	25%	25%

(a)         On April 27, 2011, Kinross’ ownership in Chukotka Mining and Geological Company (“CMGC”) increased to 100%. See Note 6(iii).

(b)         Includes Sociedad Contractual Minera Puren which is proportionately consolidated in the La Coipa segment.

(c)          On June 28, 2012, the Company sold its 50% interest in Crixás. See Note 6(i).

(a)         Subsidiaries

Subsidiaries are entities controlled by the Company.  Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.  Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases.  Where the Company’s interest in a subsidiary is less than 100%, the Company recognizes non-controlling interests.  All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation.

(b)         Joint Ventures

The Company conducts a portion of its business through joint ventures where the venturers are bound by contractual arrangements establishing joint control over the ventures requiring unanimous consent of each of the venturers regarding strategic, financial and operating polices of the venture.  The Company undertakes its joint ventures through jointly controlled entities which can include corporations, partnerships or other unincorporated entities in which each venturer has an interest.  Jointly controlled entities operate in the same way as other entities, controlling the assets of the venture, earning its own income and incurring liabilities and expenses.  The Company’s interests in its jointly controlled entities are accounted for using proportionate consolidation.

(c)          Associates

Associates are entities, including unincorporated entities such as partnerships, over which the Company has significant influence and that are neither subsidiaries nor interests in joint ventures.  Significant influence is the ability to participate in the financial and operating policy decisions of the investee without having control or joint control over those policies.   In general, significant influence is presumed to exist when the Company has between 20% and 50% of voting power.  Significant influence may also be evidenced by factors such as the Company’s representation on the board of directors, participation in policy-making of the investee, material transactions with the investee, interchange of managerial personnel, or the provision of essential technical information. Associates are equity accounted for from the effective date of commencement of significant influence to the date that the company ceases to have significant influence.

Results of associates are equity accounted for using the results of their most recent audited annual financial statements or interim financial statements, as applicable.  Losses from associates are recognized in the consolidated financial statements until the interest in the associate is written down to nil.  Thereafter, losses are recognized only to the extent that the Company is committed to providing financial support to such associates.

The carrying value of the investment in an associate represents the cost of the investment, including goodwill, a share of the post-acquisition retained earnings and losses, accumulated other comprehensive income (“AOCI”) and any impairment losses.  At the end of each reporting period, the Company assesses whether there is any objective evidence that its investments in associates are impaired.

ii.                                     Functional and presentation currency

The functional and presentation currency of the Company is the United States dollar.

Transactions denominated in foreign currencies are translated into the United States dollar as follows:

•                  Monetary assets and liabilities are translated at the rates of exchange at the consolidated balance sheet date;

•                  Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date;

•                  Revenue and expenses are translated at the exchange rate at the date of the transaction, except depreciation, depletion and amortization, which are translated at the rates of exchange applicable to the related assets, and share-based compensation expense, which is translated at the rates of exchange applicable at the date of grant of the share-based compensation; and

•                  Exchange gains and losses on translation are included in earnings.

When the gain or loss on certain non-monetary items, such as long-term investments classified as available-for-sale, is recognized in other comprehensive income (“OCI”), the translation differences are also recognized in OCI.

For any subsidiaries, joint ventures or associates whose functional currency differs from the United States dollar, foreign currency balances and transactions are translated into the United States dollar as follows:

•                  Assets and liabilities are translated at the rates of exchange at the consolidated balance sheet date;

•                  Revenue and expenses are translated at average exchange rates throughout the reporting period or at rates that approximate the actual exchange rates; items such as depreciation are translated at the rate implicit in the historical rate applied to the related asset; and

•                  Exchange gains and losses on translation are included in OCI.

The exchange gains and losses are recognized in earnings upon the substantial disposition, liquidation or closure of the entity that gave rise to such amounts.

iii.                                 Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with a maturity of three months or less at the date of acquisition.

Restricted cash is cash held in banks that is not available for general corporate use.

iv.                                  Short-term investments

Short-term investments include short-term money market instruments with terms to maturity at the date of acquisition of between three and twelve months. The carrying value of short-term investments is equal to cost and accrued interest.

v.                                      Long-term investments

Investments in entities that are not subsidiaries, joint ventures or investments in associates are designated as available-for-sale investments.  These investments are measured at fair value on acquisition and at each reporting date.  Any unrealized holding gains and losses related to these investments are excluded from net earnings and are included in OCI until an investment is sold and gains or losses are realized, or there is objective evidence that the investment is impaired.  When there is evidence that an investment is impaired, the cumulative loss that was previously recognized in OCI is reclassified from AOCI to the consolidated statement of operations.

vi.                                  Inventories

Inventories consisting of metal in circuit ore, metal in-process and finished metal are valued at the lower of cost or net realizable value (“NRV”). NRV is calculated as the difference between the estimated gold prices based on prevailing and long-term metal prices and estimated costs to complete production into a saleable form.

Metal in circuit is comprised of ore in stockpiles and ore on heap leach pads. Ore in stockpiles is coarse ore that has been extracted from the mine and is available for further processing. Costs are added to stockpiles based on the current mining cost per tonne and removed at the average cost per tonne. Costs are added to ore on the heap leach pads based on current mining costs and removed from the heap leach pads as ounces are recovered, based on the average cost per recoverable ounce of gold on the leach pad. Ore in stockpiles not expected to be processed in the next twelve months is classified as long-term.

The quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on the leach pads to the quantities of gold actually recovered (metallurgical balancing); however, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. Variances between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write downs to NRV are accounted for on a prospective basis. The ultimate actual recovery percentage of gold from a leach pad will not be known until the leaching process has concluded. In the event that the Company determines, based on engineering estimates, that a quantity of gold contained in ore on leach pads is to be recovered over a period exceeding twelve months, that portion is classified as long-term.

In-process inventories represent materials that are in the process of being converted to a saleable product.

In process and finished metal inventories, comprised of gold and silver doré and bullion, are valued at the lower of the average production cost of sales applicable to the related processing cycle and NRV.

Materials and supplies are valued at the lower of average cost and NRV.

Write downs of inventory are recognized in the consolidated statement of operations in the current period. The Company reverses write downs in the event that there is a subsequent increase in NRV.

vii.                              Borrowing costs

Borrowing costs are generally expensed as incurred except where they relate to the financing of qualifying assets that require a substantial period of time to get ready for their intended use.  Qualifying assets include the cost of developing mining properties and constructing new facilities. Borrowing costs related to qualifying assets are capitalized up to the date when the asset is ready for its intended use.

Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred net of any investment income earned on the investment of those borrowings.  Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.

viii.                          Business combinations

A business combination is a transaction or other event in which control over one or more businesses is obtained.  A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs or other economic benefits.  A business consists of inputs and processes applied to those inputs that have the ability to create outputs that provide a return to the Company and its shareholders. A business need not include all of the inputs and processes that were used by the acquiree to produce outputs if the business can be integrated with the inputs and processes of the Company to continue to produce outputs.  If the integrated set of activities and assets is in the exploration and development stage, and thus, may not have outputs, the Company considers other factors to determine whether the set of activities and assets is a business.  Those factors include, but are not limited to, whether the set of activities and assets:

•                  has begun planned principal activities;

•                  has employees, intellectual property and other inputs and processes that could be applied to those inputs;

•                  is pursuing a plan to produce outputs; and

•                  will be able to obtain access to customers that will purchase the outputs.

Not all of the above factors need to be present for a particular integrated set of activities and assets in the development stage to qualify as a business.

Business acquisitions are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill and allocated to cash generating units (“CGUs”).  Non-controlling interest in an acquisition may be measured at either fair value or at the non-controlling interest’s proportionate share of the fair value of the acquiree’s net identifiable assets.

If the fair value of the net assets acquired exceeds the purchase consideration, the difference is recognized immediately as a gain in the consolidated statement of operations.

Where a business combination is achieved in stages, previously held equity interests in the acquiree are re-measured at their acquisition-date fair value and any resulting gain or loss is recognized in the consolidated statement of operations.

Acquisition related costs are expensed during the period in which they are incurred, except for the cost of debt or equity instruments issued in relation to the acquisition which is included in the carrying amount of the related instrument.

Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process.  Where provisional values are used in accounting for a business combination, they must be adjusted retrospectively in subsequent periods.   However, the measurement period will not exceed one year from the acquisition date.

If the assets acquired are not a business, the transaction is accounted for as an asset acquisition.

ix.                                  Goodwill

Business acquisitions are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the acquisition amount over such fair value being recorded as goodwill and allocated to CGUs.  CGUs are the smallest identifiable group of assets, liabilities and associated goodwill that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each individual mineral property that is an operating or development stage mine is typically a CGU for goodwill impairment testing purposes.

Goodwill arises principally because of the following factors:  (1) the going concern value of the Company’s capacity to sustain and grow by replacing and augmenting mineral reserves through completely new discoveries; (2) the ability to capture buyer-specific synergies arising upon a transaction; (3) the optionality (real option value associated with the portfolio of acquired mines as well as each individual mine) to develop additional higher-cost mineral reserves, to intensify efforts to develop the more promising acquired properties and to reduce efforts at developing the less promising acquired properties in the future  (this optionality may result from changes in the overall economics of an individual mine or a portfolio of mines, largely driven by changes in the gold price); and (4) the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of the assets acquired and liabilities assumed in a business combination.

On an annual basis, as at December 31, and at any other time if events or changes in circumstances indicate that the recoverable amount of a CGU has been reduced below its carrying amount, the carrying amount of the CGU is evaluated for potential impairment. If the carrying amount of the CGU exceeds its recoverable amount, an impairment is considered to exist and an impairment loss is recognized to reduce the carrying value to its recoverable amount.

When an impairment review is undertaken, the recoverable amount is assessed by reference to the higher of value in use and fair value less costs to sell.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. Value in use is determined by applying assumptions specific to the Company’s continued use and cannot take into account future development. These assumptions are different to those used in calculating fair value and consequently the value in use calculation is likely to give a different result (usually lower) than a fair value calculation.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate to arrive at a net present value or net asset value (“NAV”) of the asset.

Estimates of expected future cash flows reflect estimates of future revenues, cash costs of production and capital expenditures contained in the Company’s long-term life of mine (“LOM”) plans, which are updated for each CGU on an annual basis. The Company’s LOM plans are based on detailed research, analysis and modeling to maximize the NAV of each CGU.  As such, these plans consider the optimal level of investment, overall production levels and sequence of extraction taking into account all relevant characteristics of the ore body, including waste to ore ratios, ore grades, haul distances, chemical and metallurgical properties impacting process recoveries, capacities of available extraction, haulage and processing equipment, and other factors.  Therefore, the LOM plan is an appropriate basis for forecasting production output in each future year and the related production costs and capital expenditures.  The

LOM plans have been determined using cash flow projections from financial budgets approved by senior management covering a 3 year to 50 year period.

Projected future revenues reflect the forecast future production levels at each of the Company’s CGUs as detailed in the LOM plans.  These forecasts may include the production of mineralized material that does not currently qualify for inclusion in mineral reserve or mineral resource classification.  This is consistent with the methodology used to measure value beyond proven and probable reserves when allocating the purchase price of a business combination to acquired mining assets. The fair value arrived at as described above, is the Company’s estimate of fair value for accounting purposes and is not a “preliminary assessment” as defined in Canadian National Instrument 43-101 “Standards of Disclosure for Mineral Projects”.

Projected future revenues also reflect the Company’s estimates of future metals prices, which are determined based on current prices, forward prices and forecasts of future prices prepared by industry analysts.  These estimates often differ from current price levels, but the methodology used is consistent with how a market participant would assess future long-term metals prices.  For the 2012 annual goodwill impairment analysis, estimated 2013, 2014, and long-term gold prices of $1,750, $1,750 and $1,500 per ounce, respectively, and estimated 2013, 2014 and long-term silver prices of $35.00, $33.75 and $25.00 per ounce, respectively, were used.  For the 2011 annual goodwill impairment analysis, estimated 2012, 2013 and long-term gold prices of $1,800, $1,740 and $1,250 per ounce, respectively, and estimated 2012, 2013 and long-term silver prices of $37.50, $36.00 and $22.00 per ounce, respectively, were used.

The Company’s estimates of future cash costs of production and capital expenditures are based on the LOM plans for each CGU.  Costs incurred in currencies other than the US dollar are translated to US dollar equivalents based on long-term forecasts of foreign exchange rates, on a currency by currency basis, obtained from independent sources of economic data.   Oil prices are a significant component of cash costs of production and are estimated based on the current price, forward prices, and forecasts of future prices from third party sources.  For the 2012 annual goodwill impairment analysis, an estimated 2013 and long-term oil price of $90 per barrel was used.    For the 2011 annual goodwill impairment analysis, an estimated 2012 and long-term oil price of $95 and $90 per barrel, respectively, was used.

The discount rate applied to present value the net future cash flows is based on a real weighted average cost of capital by country to account for geopolitical risk.  For the 2012 annual goodwill impairment analysis, real discount rates of between 4.04% and 7.90% were used.  For the 2011 annual goodwill impairment analysis, real discount rates of between 4.37% and 8.54% were used.

Since public gold companies typically trade at a market capitalization that is based on a multiple of their underlying NAV, a market participant would generally apply a NAV multiple when estimating the fair value of a gold mining property.  Consequently, the Company estimates the fair value of each CGU by applying a market NAV multiple to the NAV of each CGU.

When selecting NAV multiples to arrive at fair value, the Company considered the trading prices and NAV estimates of comparable gold mining companies as at December 31, 2012 and December 31, 2011 in respect of the fair value determinations at those dates, which ranged from 0.8 to 1.3 and 0.7 to 1.2, respectively. The selected ranges of multiples applied to each CGU, which may be different from the ranges noted above, took into consideration, among other factors: expected production growth in the near term; average cash costs over the life of the mine; potential remaining mine life; and stage of development of the asset.

x.                                      Exploration and evaluation (“E&E”) costs

Exploration and evaluation costs are those costs required to find a mineral property and determine commercial viability. E&E costs include costs to establish an initial mineral resource and determine whether inferred mineral resources can be upgraded to measured and indicated mineral resources and whether measured and indicated mineral resources can be converted to proven and probable reserves.

E&E costs consist of:

•                  gathering exploration data through topographical and geological studies;

•                  exploratory drilling, trenching and sampling;

•                  determining the volume and grade of the resource;

•                  test work on geology, metallurgy, mining, geotechnical and environmental; and

•                  conducting engineering, marketing and financial studies.

Project costs in relation to these activities are expensed as incurred until such time as the Company expects that mineral resources will be converted to mineral reserves within a reasonable period.  Thereafter, costs for the project are capitalized prospectively as capitalized exploration and evaluation costs in property, plant and equipment.

The Company also recognizes E&E costs as assets when acquired as part of a business combination, or asset purchase.  These assets are recognized at fair value.  Acquired E&E costs consist of:

•                  fair value of the estimated potential ounces, and

•                  exploration properties.

Acquired or capitalized E&E costs for a project are classified as such until the project demonstrates technical feasibility and commercial viability.  Upon demonstrating technical feasibility and commercial viability, and subject to an impairment analysis, capitalized E&E costs are transferred to capitalized development costs within property, plant and equipment. Technical feasibility and commercial viability generally coincides with the establishment of proven and probable mineral reserves; however, this determination may be impacted by management’s assessment of certain modifying factors including: legal, environmental, social and governmental factors.

xi.                                  Property, plant and equipment

Property, plant and equipment are recorded at cost and carried net of accumulated depreciation, depletion and amortization and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the estimate of reclamation and remediation and, for qualifying assets, capitalized borrowing costs.

Costs to acquire mineral properties are capitalized and represent the property’s fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination.

Interest expense attributable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

Acquired or capitalized exploration and evaluation costs may be included within mineral interests in development and operating properties or pre-development properties depending upon the nature of the property to which the costs relate. Repairs and maintenance costs are expensed as incurred. However, expenditures on major maintenance rebuilds or overhauls are capitalized when it is probable that the expenditures will extend the productive capacity or useful life of an asset.

(a)         Asset categories

The Company categorizes property, plant and equipment based on the type of asset and/or the stage of operation or development of the property.

Land, plant and equipment includes land, mobile and stationary equipment, and refining and processing facilities for all properties regardless of their stage of development or operation.

Mineral interests consist of:

•                  Development and operating properties which include capitalized development and stripping costs, cost of assets under construction, exploration and evaluation costs and mineral interests for those properties currently in operation, for which development has commenced, or for which proven and probable reserves have been declared; and

•                  Pre-development properties which include exploration and evaluation costs and mineral interests for those properties for which development has not commenced.

(b)         Depreciation, depletion and amortization

For plant and other facilities, stripping costs, reclamation and remediation costs, production stage mineral interests and plant expansion costs, the Company uses the units-of-production (“UOP”) method for determining depreciation, depletion and amortization.  The expected useful lives used in the UOP calculations are determined based on the facts and circumstances associated with the mineral interest. The Company evaluates the proven and probable reserves at least on an annual basis and adjusts the UOP calculation to correspond with the changes in reserves.  The expected useful life used in determining UOP does not exceed the estimated life of the ore body based on recoverable ounces to be mined from estimated proven and probable reserves.  Any changes in estimates of useful lives are accounted for prospectively from the date of the change.

Stripping and other costs incurred in a pit expansion are capitalized and amortized using the UOP method based on recoverable ounces to be mined from estimated proven and probable reserves contained in the pit expansion.

Land is not depreciated.

Mobile and other equipment are depreciated, net of residual value, using the straight-line method, over the estimated useful life of the asset. Useful lives for mobile and other equipment range from 2 to 10 years, but do not exceed the related estimated mine life based on proven and probable reserves.

The Company reviews useful lives and estimated residual values of its property, plant and equipment annually.

Acquired or capitalized exploration and evaluation costs and assets under construction are not depreciated.  These assets are depreciated when they are put into production in their intended use.

(c)          Impairment

The carrying amounts of the Company’s property, plant and equipment are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.  In addition, capitalized exploration and evaluation costs are assessed for impairment upon demonstrating the technical feasibility and commercial viability of a project.

Impairment is determined for an individual asset unless the asset does not generate cash inflows that are independent of those generated from other assets or groups of assets, in which case, the individual assets are grouped together into CGUs for impairment purposes.

An impairment exists when the carrying amount of the asset, or group of assets, exceeds its recoverable amount.  The impairment loss is the amount by which the carrying value exceeds the recoverable amount and such loss is recognized in the consolidated statement of operations.  The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use.

A previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized such that the recoverable amount has increased.

(d)         Derecognition

The carrying amount of an item of property, plant and equipment is derecognized on disposal of the asset or when no future economic benefits are expected to accrue to the Company from its continued use.  Any gain or loss arising on derecognition is included in the consolidated statement of operations in the period in which the asset is derecognized.  The gain or loss is determined as the difference between the carrying value and the net proceeds on the sale of the assets, if any, at the time of disposal.

xii.                              Financial instruments and hedging activity

(a)         Financial instrument classification and measurement

Financial instruments are measured on initial recognition at fair value, plus, in the case of financial instruments other than those classified as “fair value through profit and loss”, directly attributable transaction costs.  Measurement of financial assets in subsequent periods depends on whether the financial instrument has been classified as “fair value through profit and loss”, “available-for-sale”, “held-to-maturity”, or “loans and receivables”.    Measurement of financial liabilities subsequent to initial recognition depends on whether they are classified as fair value through profit and loss or “other financial liabilities”.

Financial assets and financial liabilities at fair value through profit and loss include financial assets and financial liabilities that are held for trading or designated upon initial recognition as at fair value through profit and loss.  These financial instruments are measured at fair value with changes in fair values recognized in the consolidated statement of operations.  Financial assets classified as available-for-sale are measured at fair value, with changes in fair values recognized in OCI, except when there is objective evidence that the asset is impaired, at which point the cumulative loss that had been previously recognized in OCI is recognized within the consolidated statement of operations. Financial assets classified as held-to-maturity and loans and receivables are measured subsequent to initial recognition at amortized cost using the effective interest method. Financial liabilities, other than financial liabilities classified as fair value through profit and loss, are measured in subsequent periods at amortized cost using the effective interest method.

Cash and cash equivalents, restricted cash and short-term investments are designated as fair value through profit and loss and are measured at cost, which approximates fair value.  Trade receivables and certain other assets are designated as loans and receivables.  Long-term investments in equity securities, where the Company cannot exert significant influence, are designated as available-for sale.  Accounts payable and accrued liabilities and long-term debt are classified as other financial liabilities.

Derivative assets and liabilities include derivative financial instruments that do not qualify as hedges, or are not designated as hedges and are classified as fair value through profit and loss.

(b)         Hedges

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying position or transaction being hedged.  At the time of inception of the hedge and on an ongoing basis, the Company assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Derivative contracts that have been designated as cash flow hedges have been entered into in order to effectively establish prices for future production of metals, to hedge exposure to exchange rate fluctuations of foreign currency denominated settlement of capital and operating expenditures, to establish prices for future purchases of energy or to hedge exposure to interest rate fluctuations. Unrealized gains or losses arising from changes in the fair value of these contracts are recorded in OCI, net of tax, and are only included in earnings when the underlying hedged transaction, identified at the contract inception, is completed.   Any ineffective portion of a hedge relationship is recognized immediately in the consolidated statement of operations.  The Company matches the realized gains or losses on contracts designated as cash flow hedges with the hedged expenditures at the maturity of the contracts.

When derivative contracts designated as cash flow hedges have been terminated or cease to be effective prior to maturity and no longer qualify for hedge accounting, any gains or losses recorded in OCI up until the time the contracts do not qualify for hedge accounting, remain in OCI.  Amounts recorded in OCI are recognized in the consolidated statement of operations in the period in which the underlying hedged transaction is completed.  Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in the consolidated statement of operations in the period in which they occur.

For hedges that do not qualify for hedge accounting, gains or losses are recognized in the consolidated statement of operations in the current period.

xiii.                          Impairment of financial assets

The Company assesses at each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of investments classified as available-for-sale, an evaluation is made as to whether a decline in fair value is significant or prolonged based on an analysis of indicators such as market price of the investment and significant adverse changes in the technological, market, economic or legal environment in which the investee operates.

If an available-for-sale financial asset is impaired, an amount equal to the difference between its carrying value and its current fair value is transferred from AOCI and recognized in the consolidated statement of operations.  Reversals of impairment charges in respect of equity instruments classified as available-for-sale are not recognized in the consolidated statement of operations.

xiv.                           Share-based payments

The Company has a number of equity-settled and cash-settled share-based compensation plans under which the Company issues either equity instruments or makes cash payments based on the value of the underlying equity instrument of the Company. The Company’s share-based compensation plans are comprised of the following:

Stock Option Plan:  Stock options are equity-settled.  The fair value of stock options at the grant date is estimated using the Black-Scholes option pricing model. Compensation expense is recognized over the stock option vesting period based on the number of options estimated to vest. Management estimates the number of awards likely to vest at the time of a grant and at each reporting date up to the vesting date.  Annually, the estimated forfeiture rate is adjusted for actual forfeitures in the period.  On exercise of options, the shares are issued from treasury.

Restricted Share Unit Plan: Restricted share units (“RSUs”) are equity-settled and are fair valued based on the market value of the shares at the grant date. The Company’s compensation expense is recognized over the vesting period based on the number of units estimated to vest. Management estimates the number of awards likely to vest on grant and at each reporting date up to the vesting date.  Annually, the estimated forfeiture rate is adjusted for actual forfeitures in the period.  On exercise of RSUs, the shares are issued from treasury.

Restricted Performance Share Unit Plan: Restricted Performance Share Units (“RPSUs”) are equity-settled and are awarded to certain employees as a percentage of their annual long-term incentive award grant.  These units are subject to certain vesting requirements and vest at the end of three years.  Vesting requirements are based on performance criteria established by the Company. RPSUs are fair valued as follows:  The portion of the RPSUs related to market conditions is fair valued based on the application of a Monte Carlo pricing model at the date of grant and the portion related to non-market conditions is fair valued based on the market value of the shares at the date of grant. The Company’s compensation expense is recognized over the vesting period based on the number of units estimated to vest. Management estimates the number of awards likely to vest on grant and at each reporting date up to the vesting date.  Annually, the estimated forfeiture rate is adjusted for actual forfeitures in the period.  On exercise of RPSUs, the shares are issued from treasury.

Deferred Share Unit Plan:  Deferred share units (“DSUs”) are cash-settled and accounted for as a liability at fair value which is based on the market value of the shares at the grant date. The fair value of the liability is re-measured each period based on the current market value of the underlying stock at period end and any changes in the liability are recorded as compensation expense each period.

Employee Share Purchase Plan:  The Company’s contribution to the Employee Share Purchase Plan (“ESPP”) is recorded as compensation expense on a payroll cycle basis as the employer’s obligation to contribute is incurred.  The cost of the common shares issued under the ESPP is based on the average of the last twenty trading sessions prior to the end of the period.

xv.                               Metal sales

Metal sales includes sales of refined gold and silver, which are generally physically delivered to customers in the period in which they are produced, with their sales price based on prevailing spot market metal prices.  Revenue from metal sales is recognized when all the following conditions have been satisfied:

•                  The significant risks and rewards of ownership have been transferred;

•                  Neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold, has been retained;

•                  The amount of revenue can be measured reliably;

•                  It is probable that the economic benefits associated with the transaction will flow to the Company; and

•                  The costs incurred or to be incurred in respect of the transaction can be measured reliably.

These conditions are generally met when the sales price is fixed and title has passed to the customer.

xvi.                           Provision for reclamation and remediation

The Company records a liability and corresponding asset for the present value of the estimated costs of legal and constructive obligations for future site reclamation and closure where the liability is probable and a reasonable estimate can be made of the obligation.  The estimated present value of the obligation is reassessed on an annual basis or when new material information becomes available.  Increases or decreases to the obligation usually arise due to changes in legal or regulatory requirements, the extent of environmental remediation required, methods of reclamation, cost estimates, or discount rates.  Changes to the provision for reclamation and remediation obligations related to operating mines, which are not the result of current production of inventory, are recorded with an offsetting change to the related asset.  For properties where mining activities have ceased or are in reclamation, changes are charged directly to earnings.  The present value is determined based on current market assessments of the time value of money using discount rates specific to the country in which the reclamation site is located and is determined as the risk-free rate of borrowing approximated by the yield on sovereign debt for that country, with a maturity approximating the end of mine life.  The periodic unwinding of the discount is recognized in the consolidated statement of operations as a finance expense.

xvii.                       Income tax

The income tax expense or benefit for the period consists of two components: current and deferred. Income tax expense is recognized in the consolidated statement of operations except to the extent it relates to a business combination or items recognized directly in equity.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in each of the jurisdictions and includes any adjustments for taxes payable or recovery in respect of prior periods.

Deferred tax is recognized in respect of temporary differences between the carrying amount of assets and liabilities in the consolidated balance sheet and the corresponding tax bases used in the computation of taxable profit. Deferred tax is calculated based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates that are expected to apply in the year of realization or settlement based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses to the extent it is probable future taxable profits will be available against which they can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax liabilities are not recognized on temporary differences that arise from goodwill which is not deductible for tax purposes. Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.

Deferred tax assets and liabilities are offset where they relate to income taxes levied by the same taxation authority and the Corporation has the legal right and intent to offset.

xviii.                   Earnings (loss) per share

Earnings (loss) per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the period.  Basic earnings (loss) per share amounts are calculated by dividing net earnings (loss) attributable to common shareholders for the period by the weighted average number of common shares outstanding during the period.  Diluted earnings (loss) per share amounts are calculated by dividing net earnings (loss) attributable to common shareholders for the period by the diluted weighted average shares outstanding during the period.

Diluted earnings per share is calculated using the treasury method, except the if-converted method is used in assessing the dilution impact of convertible senior notes and restricted share units.  The treasury method, which assumes that outstanding stock options, warrants and restricted share units with an average exercise price below the market price of the underlying shares, are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period.  The if-converted method assumes that all convertible senior notes and restricted share units have been converted in determining fully diluted earnings per share if they are in-the-money except where such conversion would be anti-dilutive.

4.              ACCOUNTING CHANGES AND RECENT ACCOUNTING PRONOUNCEMENTS

Accounting changes

Financial instruments

IFRS 7 “Financial instruments — Disclosures” (“IFRS 7”) was amended by the IASB in October 2010 and provides guidance on identifying transfers of financial assets and continuing involvement in transferred assets for disclosure purposes.  The amendments introduced new disclosure requirements for transfers of financial assets including disclosures for financial assets that are not derecognized in their entirety, and for financial assets that are derecognized in their entirety but for which continuing involvement is retained.

The amendments to IFRS 7 were effective for the Company beginning on January 1, 2012 and there was no impact on the Company’s financial statements upon adoption.

Recent accounting pronouncements

Certain pronouncements were issued by the IASB or the International Financial Reporting Interpretations Committee (“IFRIC”) that will be effective for accounting periods beginning on or after January 1, 2013. Many of these pronouncements are not applicable or consequential to the Company and have been excluded from the following discussion.

Stripping costs

In October 2011, IFRIC 20 “Stripping Costs in the Production Phase of a Surface Mine” (“IFRIC 20”) was issued, which provides guidance on the accounting for costs related to stripping activity in the production phase of surface mining. When the stripping activity results in the benefit of useable ore that can be used to produce inventory, the related costs are to be accounted for in accordance with International Accounting Standard (“IAS”) 2 “Inventories”.  When the stripping activity results in the benefit of improved access to ore that will be mined in future periods, the related costs are to be accounted for as additions to non-current assets when specific criteria are met.

IFRIC 20 is effective for annual periods beginning on or after January 1, 2013. The Company expects that there will be no significant impact on the Company’s financial statements upon adoption of IFRIC 20 on January 1, 2013.

Consolidation and related standards

In May 2011, the IASB issued the following suite of consolidation and related standards, all of which are effective for annual periods beginning on or after January 1, 2013.

IFRS 10 “Consolidated Financial Statements” (“IFRS 10”), which replaces parts of IAS 27, “Consolidated and Separate Financial Statements” (“IAS 27”) and all of Standing Interpretations Committee (“SIC”) 12 “Consolidation — Special Purpose Entities”, changes the definition of control which is the determining factor in whether an entity should be consolidated.  Under IFRS 10, an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The Company expects no significant impact on the Company’s financial statements upon adoption of IFRS 10 on January 1, 2013.

IAS 27 “Separate Financial Statements (2011)” (“IAS 27 (2011)”) was reissued and now only contains accounting and disclosure requirements for the preparation of separate financial statements, as consolidation guidance is now contained within IFRS 10. The Company expects no impact on the Company’s financial statements upon adoption of IAS 27 (2011) on January 1, 2013.

IFRS 11 “Joint Arrangements” (“IFRS 11”), which replaces IAS 31 “Interests in Joint Ventures” and SIC-13 “Jointly Controlled Entities — Non-monetary Contributions by Venturers”, requires a venturer to classify its interest in a joint arrangement as either a joint operation or a joint venture.  For a joint operation, the joint operator will recognize its assets, liabilities, revenue, and expenses, and/or its relative share thereof.  For a joint venture, the joint venturer will account for its interest in the venture’s net assets using the equity method of accounting.

IAS 28 “Investments in Associates and Joint Ventures (2011)” (“IAS 28 (2011)”) was amended as a consequence of the issuance of IFRS 11.  In addition to prescribing the accounting for investments in associates, it now also addresses joint ventures that are to be accounted for by the equity method.  The application of the equity method has not changed as a result of this amendment.

The Company adopted IFRS 11 and IAS 28 (2011) on January 1, 2013. As a result of adoption, the Company’s consolidated financial statements will be impacted as follows:

•                  The Company will classify its interest in Round Mountain as a joint operation, and will continue to account for its share of Round Mountain’s assets, liabilities, revenue, and expenses;

•                  The Company will classify its interest in Sociedad Contractual Minera Puren (“Puren”, included in the La Coipa segment) as a joint venture, and will account for its interest in the net assets of Puren using the equity method of accounting and will no longer apply proportionate consolidation.  As at January 1, 2012 and December 31, 2012, the Company’s interest in Puren’s net assets was $45.9 million and $20.3 million, respectively; and,

•                  The Company will classify its interest in Crixás (held from January 1, 2012 to June 28, 2012, the date of sale) as a joint venture, and will account for its interest in the net assets of Crixás using the equity method of accounting.  As at January 1, 2012 and December 31, 2012, the Company’s interest in Crixás’ net assets was $106.5 million and $nil, respectively.

IFRS 12 “Disclosure of Interests in Other Entities” (“IFRS 12”) is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates, and structured entities.  This standard carries forward the disclosures that existed under IAS 27, IAS 28 and IAS 31, and also introduces additional disclosure requirements that address the nature of, and risks associated with an entity’s interests in other entities. The Company’s financial statements in subsequent periods will include new disclosures as required by IFRS 12.

Fair value measurement

In May 2011, the IASB issued IFRS 13 “Fair Value Measurement” (“IFRS 13”), which provides guidance on how fair value should be applied where its use is already required or permitted by other IFRS standards, and includes a definition of fair value and is a single source of guidance on fair value measurement and disclosure requirements for use with all IFRS standards.

IFRS 13 is effective for annual periods beginning on or after January 1, 2013. The Company expects no impact on the Company’s financial statements upon adoption of IFRS 13 on January 1, 2013. The Company’s financial statements in subsequent periods will include new disclosures as required by IFRS 13.

Financial instruments

In October 2010, the IASB issued IFRS 9 “Financial Instruments” (“IFRS 9”) which proposes to replace IAS 39 “Financial Instruments: recognition and measurement”.  The replacement standard has the following significant components: establishes two primary measurement categories for financial assets — amortized cost and fair value; establishes criteria for classification of financial assets within the measurement category based on business model and cash flow characteristics; and eliminates existing held to maturity, available-for-sale, and loans and receivable categories.

IFRS 9 is effective for annual periods beginning on or after January 1, 2015 (as amended from January 1, 2013 by the IASB in December 2011). The Company will evaluate the impact of the change to its consolidated financial statements based on the characteristics of its financial instruments at the time of adoption.

5.              SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  Actual results could differ from these estimates.

i.                 Significant Judgments in Applying Accounting Policies

The areas which require management to make significant judgments in applying the Company’s accounting policies in determining carrying values include, but are not limited to:

(a)         Mineral Reserves

The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data.  Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, goodwill, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization.

(b)         Depreciation, depletion and amortization

Significant judgment is involved in the determination of useful life and residual values for the computation of depreciation, depletion and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

(c)          Taxes

The Company is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the provision for income taxes, due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business.

ii.             Significant Accounting Estimates and Assumptions

The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to:

(a)         Mineral Reserves

Proven and probable mineral reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study.  The Company estimates its proven and probable mineral reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons.  The estimation of future cash flows related to proven and probable mineral reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body.  Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, goodwill, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization.

(b)         Purchase Price Allocation

Applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value.  The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill.  The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates relating to determining the fair value of property, plant and equipment acquired generally require a high degree of judgment, and include estimates of mineral reserves acquired, future metal prices and discount rates.  Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could affect the amounts assigned to assets, liabilities and goodwill in the purchase price allocation.

(c)          Depreciation, depletion and amortization

Plants and other facilities used directly in mining activities are depreciated using the UOP method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from proven and probable reserves. Mobile and other equipment is depreciated, net of residual value, on a straight-line basis, over the useful life of the equipment but does not exceed the related estimated life of the mine based on proven and probable reserves.

The calculation of the UOP rate, and therefore the annual depreciation, depletion and amortization expense, could be materially affected by changes in the underlying estimates.  Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual costs of mining and differences in gold price used in the estimation of mineral reserves.

(d)         Impairment of goodwill and other assets

Goodwill is tested for impairment annually or more frequently if there is an indication of impairment.  The carrying value of property, plant and equipment is reviewed each reporting period to determine whether there is any indication of impairment.  If the carrying amount of an asset exceeds its recoverable amount, the asset is impaired and an impairment loss is recognized in the consolidated statement of operations.   The assessment of fair values, including those of the CGUs for purposes of testing goodwill, require the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, NAV multiples, foreign exchange rates, future capital requirements and operating performance.  Changes in any of the assumptions or estimates used in determining the fair value of goodwill or other assets could impact the impairment analysis.

(e)          Inventories

Expenditures incurred, and depreciation, depletion and amortization of assets used in mining and processing activities are deferred and accumulated as the cost of ore in stockpiles, ore on leach pads, in-process and finished metal inventories. These deferred amounts are carried at the lower of average cost or NRV.  Write-downs of ore in stockpiles, ore on leach pads, in-process and finished metal inventories resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term metal prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels.

Costs are attributed to the leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations incurred up to the point of placing the ore on the pad.  Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery.  Timing and ultimate actual recovery percentage of gold contained on leach pads can vary significantly from the estimates.  The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered.  The nature of the leaching process inherently limits the ability to precisely monitor inventory levels.  As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time.  The ultimate actual recovery percentage of gold from a pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates.  There is a high degree of judgment in estimating future costs, future production levels, proven and probable reserves estimates, gold and silver prices, and the ultimate estimated recovery for ore on leach pads.  There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

(f)           Provision for reclamation and remediation

The Company assesses its provision for reclamation and remediation on an annual basis or when new material information becomes available.  Mining and exploration activities are subject to various laws and regulations governing the protection of the environment.  In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations.  Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated.  Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation.  The provision represents management’s best estimate of the present value of the future reclamation and remediation obligation.  The actual future expenditures may differ from the amounts currently provided.

(g)         Deferred taxes

The Company recognizes the deferred tax benefit related to deferred income and resource tax assets to the extent recovery is probable.  Assessing the recoverability of deferred income tax assets requires management to make significant estimates of future taxable profit.  To the extent that future cash flows and taxable profit differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the balance sheet date could be impacted.  In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from deferred income and resource tax assets.

6.              ACQUISITIONS AND DISPOSITIONS

i.                 Disposition of interest in Crixás Gold Mine

On June 28, 2012, the Company completed the sale of its 50% interest in the Crixás gold mine (Serra Grande) to a subsidiary of AngloGold Ashanti Ltd. (“AngloGold”) for gross cash proceeds of $220.0 million, resulting in an after-tax gain on disposal of $33.8 million.  AngloGold previously owned the remaining 50% of the Crixás gold mine and is the operator of the mine.

As Crixás was an operating segment of the Company, clearly distinguished operationally and for financial reporting purposes from the rest of the Company, the disposal was considered a discontinued operation. Results, including the gain on disposal, and cash flows of the discontinued operation have been presented separately in the consolidated statements of operations and cash flows, and the comparative periods have been recast accordingly.

Earnings from discontinued operations

	Years ended
	December 31,	December 31,
	2012	2011
Results of discontinued operations
Revenues	$53.7	$100.8
Expenses	37.2	67.0
Earnings before taxes	16.5	33.8
Income tax expense	(6.4)	(14.0)
Net earnings before disposals	10.1	19.8
Gain on sale of discontinued operations	96.2	—
Income tax on sale of discontinued operations	(62.4)	—
Earnings from discontinued operations after tax	$43.9	$19.8
Earnings per share from discontinued operations attributable to common shareholders
Basic	$0.04	$0.01
Diluted	$0.04	$0.01

The Company’s interest in the significant assets and liabilities of the Crixás mine at the date of disposal was as follows:

June 28,
2012

Cash and cash equivalents	$12.2
Accounts receivable and other assets	17.2
Inventories	9.8
Property, plant and equipment	93.7
Goodwill	38.0
Deferred charges and other long-term assets	2.9
Accounts payable and accrued liabilities	(9.9)
Current tax payable	(25.8)
Other long-term liabilities	(14.3)
Net assets	$123.8

Consideration received, satisfied in cash	$220.0
Cash and cash equivalents disposed of	(12.2)
Net cash inflow	$207.8

ii.             Sale of Interest in Harry Winston

On March 23, 2011, the Company completed the sale of its approximate 8.5% interest in Harry Winston, consisting of approximately 7.1 million common shares, for net proceeds of $100.6 million and a resulting gain on sale of $30.9 million. The Company had acquired these shares as part of the proceeds received on the sale of the Company’s 22.5% interest in the partnership holding Harry Winston’s 40% interest in the Diavik Diamond mine joint venture (“Diavik”) on August 25, 2010. On August 25, 2011, the Company collected a note receivable from Harry Winston in the amount of $70.0 million which was also part of the proceeds on the sale of the Company’s interest in Diavik in August 2010.

iii.         Acquisition of 25% of CMGC

On April 27, 2011, Kinross’ 75%-owned subsidiary, CMGC, completed a Share Purchase Agreement with the State Unitary Enterprise of the Chukotka Autonomous Okrug (“CUE”), to purchase the 2,292,348 shares of CMGC, representing 25.01% of CMGC’s outstanding share capital, for gross consideration of $335.4 million, including transaction costs. The excess of the consideration paid over the carrying value of the non-controlling interest, was recorded as a reduction of contributed surplus in the amount of $92.9 million.

7.              CONSOLIDATED FINANCIAL STATEMENT DETAILS

Consolidated Balance Sheets

i.                 Cash and cash equivalents:

	December 31,	December 31,
	2012	2011
Cash on hand and balances with banks	$499.5	$761.3
Short-term deposits	1,133.4	1,004.7
	$1,632.9	$1,766.0

Restricted cash:

	December 31,	December 31,
	2012	2011
Restricted cash (a)	$58.1	$62.1

(a)         Restricted cash relates to restricted payments for the Kupol loan (see Note 13 (iv)), loan escrow judicial deposits and letters of guarantee for default protection and environmental indemnity.

ii.             Short-term investments

	December 31,	December 31,
	2012 (a)	2011
Short-term investments	$349.8	$1.3

(a)         Short-term investments at December 31, 2012 include short-term Canadian government, US government and money market instruments.

iii.         Accounts receivable and other assets:

	December 31,	December 31,
	2012	2011
Trade receivables	$22.8	$20.2
Taxes recoverable	66.7	70.0
Prepaid expenses	40.7	48.8
VAT receivable	107.8	115.3
Other	49.3	55.1
	$287.3	$309.4

iv.          Inventories:

	December 31,	December 31,
	2012	2011
Ore in stockpiles(a)	$212.5	$146.6
Ore on leach pads (b)	332.7	220.8
In-process	53.3	35.3
Finished metal	124.2	108.3
Materials and supplies	669.5	562.2
	1,392.2	1,073.2
Long-term portion of ore in stockpiles and ore on leach pads (a),(b)	(134.5)	(97.0)
	$1,257.7	$976.2

(a)         Ore in stockpiles relates to the Company’s operating mines. Ore in stockpiles includes low-grade material not scheduled for processing within the next twelve months, which is included in deferred charges and other long-term assets on the consolidated balance sheet. See deferred charges and other long-term assets, Note 7(viii).

(b)         Ore on leach pads relates to the Company’s Maricunga, Tasiast, Fort Knox, and 50% owned Round Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Maricunga in 2024, Tasiast in 2029, Fort Knox in 2021, and 50% owned Round Mountain in 2019. Ore on leach pads includes material not scheduled for processing within the next twelve months which is included in deferred charges and other long-term assets on the consolidated balance sheet. See deferred charges and other long-term assets, Note 7(viii).

v.              Property, plant and equipment:

		Mineral Interests (b)
	Land, plant and equipment	Development and operating properties	Pre-development properties	Total
Cost
Balance at January 1, 2012	$4,234.2	$7,389.7	$170.0	$11,793.9
Additions	1,475.0	560.8	—	2,035.8
Acquisitions	—	—	7.6	7.6
Capitalized interest	63.8	35.9	—	99.7
Disposals (c)	(86.5)	(104.6)	—	(191.1)
Other	35.8	(38.9)	—	(3.1)
Balance at December 31, 2012	5,722.3	7,842.9	177.6	13,742.8

Accumulated depreciation, depletion, amortization and impairment
Balance at January 1, 2012	$(1,518.1)	$(1,316.4)	$—	$(2,834.5)
Depreciation, depletion and amortization	(338.8)	(401.9)	—	(740.7)
Impairment charge (d)	(82.5)	(1,203.5)	—	(1,286.0)
Disposals (c)	45.0	50.5	—	95.5
Other	(4.3)	6.0	—	1.7
Balance at December 31, 2012	(1,898.7)	(2,865.3)	—	(4,764.0)

Net book value	$3,823.6	$4,977.6	$177.6	$8,978.8

Amount included above as at December 31, 2012:
Assets under construction	$1,024.4	$426.1	$—	$1,450.5
Net book value of finance leases	$15.1	$—	$—	$15.1
Assets not being depreciated (a)	$1,155.6	$2,609.0	$177.6	$3,942.2

(a)         Assets not being depreciated relate to land, capitalized exploration and evaluation costs, assets under construction, which are the construction of expansion projects, and other assets that are in various stages of being readied for use.

(b)         At December 31, 2012, the significant development and operating properties include Fort Knox, Round Mountain, Paracatu, La Coipa, Maricunga, Kupol, Kettle River-Buckhorn, Tasiast, Chirano, Fruta del Norte, and Lobo-Marte. Included in pre-development properties are White Gold and other exploration properties.

(c)          In 2012, the Company disposed of its interest in Crixás (see Note 6(i)) and certain other assets.

(d)         In 2012, an impairment charge was recorded against property, plant and equipment at Tasiast. See Note 8.

		Mineral Interests(b)
	Land, plant and equipment	Development and operating properties	Pre-development properties	Total
Cost
Balance at January 1, 2011	$3,236.3	$6,426.5	$527.5	$10,190.3
Additions	1,052.3	586.6	11.9	1,650.8
Acquisitions	—	—	3.8	3.8
Capitalized interest	7.3	19.2	—	26.5
Disposals	(64.2)	(8.7)	(0.4)	(73.3)
Transfers	—	369.6	(369.6)	—
Other	2.5	(3.5)	(3.2)	(4.2)
Balance at December 31, 2011	4,234.2	7,389.7	170.0	11,793.9

Accumulated depreciation, depletion, amortization and impairment
Balance at January 1, 2011	$(1,315.2)	$(990.5)	$—	$(2,305.7)
Depreciation, depletion and amortization	(257.9)	(330.3)	—	(588.2)
Disposals	55.3	10.5	—	65.8
Other	(0.3)	(6.1)	—	(6.4)
Balance at December 31, 2011	(1,518.1)	(1,316.4)	—	(2,834.5)

Net book value	$2,716.1	$6,073.3	$170.0	$8,959.4

Amount included above as at December 31, 2011:
Assets under construction	$1,012.6	$549.7	$—	$1,562.3
Net book value of finance leases	$12.8	$—	$—	$12.8
Assets not being depreciated (a)	$1,118.6	$2,379.6	$170.0	$3,668.2

(a)         Assets not being depreciated relate to land, capitalized exploration and evaluation costs, assets under construction, which are the construction of expansion projects, and other assets that are in various stages of being readied for use.

(b)         At December 31, 2011, the significant development and operating properties included Fort Knox, Round Mountain, Paracatu, La Coipa, Maricunga, Crixás, Kupol, Dvoinoye, Kettle River-Buckhorn, Tasiast, Chirano, Fruta del Norte, and Lobo-Marte. Included in pre-development properties is White Gold. Dvoinoye was transferred from pre-development properties to development and operating properties upon the declaration of proven and probable reserves as at the end of 2011.

Land, plant and equipment with a carrying amount of $197.4 million (December 31, 2011 - $231.3 million) are pledged as security as part of the Kupol loan. See Note 13(iv).

Capitalized interest relates to capital expenditures at Fort Knox, Kettle River-Buckhorn, Round Mountain, Maricunga, La Coipa, Lobo-Marte, Fruta del Norte, Paracatu, Kupol, Chirano and Tasiast and had a weighted average borrowing rate of 5.70% and 7.50% during the years ended December 31, 2012 and 2011, respectively.

At December 31, 2012, $951.7 million of exploration and evaluation (“E&E”) assets were included in mineral interests (December 31, 2011 - $923.9 million).  During the year ended December 31, 2012, the Company acquired $7.6 million of E&E assets, capitalized $20.2 million in E&E costs and transferred $nil from E&E assets to capitalized development.  During the year ended December 31, 2011, the Company acquired $3.8 million of E&E assets, capitalized $89.2 million in other E&E costs and transferred $369.6 million from E&E assets to capitalized development.  The Company recognized property, plant and equipment impairment related to E&E assets at the Tasiast mine as at December 31, 2012 of $210.6 million (December 31, 2011 - $nil).

During the year ended December 31, 2012, the Company expensed $24.4 million (year ended December 31, 2011 — $18.8 million) of exploration and evaluation expenditures, and had cash expenditures for exploration and evaluation included in operating and investing cash flows of $24.4 million and $20.2 million, respectively (year ended December 31, 2011 — $18.8 million and $89.2 million, respectively).

vi.          Goodwill

The goodwill allocated to the Company’s CGUs and included in the respective operating segment assets is shown in the table below:

	Round Mountain	Paracatu	La Coipa	Kettle River - Buckhorn	Kupol	Maricunga	Crixás(c)	Tasiast	Chirano	Other Operations (d)	Total
Cost
Balance at January 1, 2012	$145.9	$164.9	$190.3	$20.9	$827.2	$396.1	$80.5	$4,620.4	$918.6	$282.2	$7,647.0
Acquisitions	—	—	—	—	—	—	—	—	—	—	—
Disposals	—	—	—	—	—	—	(80.5)	—	—	(4.0)	(84.5)
Balance at December 31, 2012	$145.9	$164.9	$190.3	$20.9	$827.2	$396.1	$—	$4,620.4	$918.6	$278.2	$7,562.5

Accumulated impairment
Balance at January 1, 2012	$(87.2)	$(99.4)	$(65.9)	$—	$(668.4)	$(220.2)	$(42.5)	$(2,490.1)	$(447.5)	$(105.5)	$(4,226.7)
Impairment loss (a)	—	—	—	—	—	—	—	(2,130.3)	(111.3)	—	(2,241.6)
Disposals	—	—	—	—	—	—	42.5	—	—	—	42.5
Balance at December 31, 2012	$(87.2)	$(99.4)	$(65.9)	$—	$(668.4)	$(220.2)	$—	$(4,620.4)	$(558.8)	$(105.5)	$(6,425.8)

Carrying amount	$58.7	$65.5	$124.4	$20.9	$158.8	$175.9	$—	$—	$359.8	$172.7	$1,136.7

	Round Mountain	Paracatu	La Coipa	Kettle River - Buckhorn	Kupol	Maricunga	Crixás	Tasiast	Chirano	Other Operations (d)	Total
Cost
Balance at January 1, 2011	$145.9	$164.9	$190.3	$20.9	$827.2	$396.1	$80.5	$4,620.4	$918.6	$282.2	$7,647.0
Acquisitions	—	—	—	—	—	—	—	—	—	—	—
Disposals	—	—	—	—	—	—	—	—	—	—	—
Balance at December 31, 2011	$145.9	$164.9	$190.3	$20.9	$827.2	$396.1	$80.5	$4,620.4	$918.6	$282.2	$7,647.0

Accumulated impairment
Balance at January 1, 2011	$(87.2)	$(99.4)	$(65.9)	$—	$(668.4)	$(220.2)	$(42.5)	$—	$—	$(105.5)	$(1,289.1)
Impairment loss (b)	—	—	—	—	—	—	—	(2,490.1)	(447.5)	—	(2,937.6)
Disposals	—	—	—	—	—	—	—	—	—	—	—
Balance at December 31, 2011	$(87.2)	$(99.4)	$(65.9)	$—	$(668.4)	$(220.2)	$(42.5)	$(2,490.1)	$(447.5)	$(105.5)	$(4,226.7)

Carrying amount	$58.7	$65.5	$124.4	$20.9	$158.8	$175.9	$38.0	$2,130.3	$471.1	$176.7	$3,420.3

(a)       In 2012, as part of the annual impairment test for goodwill, using the methodology described in Note 3(ix), it was determined that the carrying amounts of goodwill at Tasiast and Chirano, exceeded their recoverable amounts. See Note 8.

(b)       In 2011, as part of the annual impairment test for goodwill, using the methodology described in Note 3(ix), it was determined that the carrying amounts of goodwill at Tasiast and Chirano, exceeded their recoverable amounts.  See Note 8.

(c)       On June 28, 2012, the Company disposed of its interest in Crixás. As a result, goodwill was reduced by $38.0 million which represents the carrying amount of goodwill previously allocated to Crixás. See Note 6(i).

(d)       At December 31, 2012, other operations includes goodwill related to Quebrada Seca with a carrying amount of $168.8 million and Jiboia with a carrying amount of $3.9 million (December 31, 2011 - $168.8 million and $7.9 million, respectively).

vii.      Long-term investments:

Unrealized gains and losses on investments classified as available-for-sale investments are recorded in AOCI as follows:

	December 31, 2012		December 31, 2011
	Fair value	Gains (losses) in AOCI	Fair value	Gains (losses) in AOCI
Securities in an unrealized gain position	$39.0	$9.2	$46.5	$26.9
Securities in an unrealized loss position	10.1	(2.0)	32.9	(22.9)
	$49.1	$7.2	$79.4	$4.0

viii.  Deferred charges and other long-term assets:

	December 31,	December 31,
	2012	2011
Long-term portion of ore in stockpiles and ore on leach pads (a)	$134.5	$97.0
Deferred charges, net of amortization	7.7	7.3
Long-term receivables	181.5	97.4
Advances for the purchase of capital equipment	186.3	178.2
Other	35.5	26.5
	$545.5	$406.4

(a)         Ore in stockpiles and on leach pads represents low-grade material not scheduled for processing within the next twelve months. Long-term ore in stockpiles is at the Company’s Fort Knox, Kupol, Tasiast and Paracatu mines. Long-term ore on leach pads is at the Company’s 50% owned Round Mountain mine.

ix.          Accounts payable and accrued liabilities:

	December 31,	December 31,
	2012	2011
Trade payables	$129.0	$151.0
Accrued liabilities	396.9	353.3
Employee related accrued liabilities	106.9	71.0
	$632.8	$575.3

x.              Accumulated other comprehensive income (loss):

	Investments (a)	Financial derivatives (b)	Total
Balance at December 31, 2010	$71.1	$(250.4)	$(179.3)
Other comprehensive income (loss) before tax	(71.3)	118.7	47.4
Tax	4.2	30.0	34.2
Balance at December 31, 2011	$4.0	$(101.7)	$(97.7)
Other comprehensive income before tax	1.2	113.8	115.0
Tax	2.0	(14.4)	(12.4)
Balance at December 31, 2012	$7.2	$(2.3)	$4.9

(a)         Balance at December 31, 2010 net of tax of $4.0 million

(b)         Balance at December 31, 2010 net of tax of $(0.3) million

xi.          Non-controlling interest:

	Kupol (a)	Chirano (b)	Total
Balance at December 31, 2010	$191.1	$71.1	$262.2
Share of net earnings	51.4	9.2	60.6
Dividends paid	—	—	—
Acquisition of CMGC 25% non-controlling interest(a)	(242.5)	—	(242.5)
Balance at December 31, 2011	$—	$80.3	$80.3
Share of net loss	—	(4.8)	$(4.8)
Dividends paid	—	—	—
Balance at December 31, 2012	$—	$75.5	$75.5

(a)         Represents non-controlling interest in CMGC. On April 27, 2011, Kinross acquired the remaining 25% of CMGC and thereby increased its ownership to 100%. See Note 6(iii).

(b)         Represents non-controlling interest in Chirano Gold Mines Limited.

Consolidated Statements of Operations

xii.      Other income (expense) — net:

	Years ended December 31,
	2012	2011

Gains (losses) on acquisition/disposition of investments - net:
Harry Winston (a)	$—	$30.9
Other investments	6.3	(0.8)
Gains (losses) on sale of other assets - net	0.8	(5.3)
Gains on acquisition/disposition of assets and investments - net	$7.1	$24.8
Impairment of investments (b)	(24.3)	—
Foreign exchange gains (losses)	(2.1)	11.3
Net non-hedge derivative gains	18.0	59.1
Other income (expense)	(0.9)	5.9
	$(2.2)	$101.1

(a)         On March 23, 2011, the Company sold its remaining interest in Harry Winston. See Note 6(ii).

(b)         During the year ended December 31, 2012, the Company recognized impairment losses on certain of its available-for-sale investments.

xiii.  Equity in losses of associate:

	Years ended December 31,
	2012	2011
Cerro Casale(a)	$(6.5)	$(2.3)

(a)         The Company holds a 25% interest in Cerro Casale and the investment is accounted for under the equity method.

xiv.   Finance expense:

	Years ended December 31,
	2012	2011
Accretion on reclamation and remediation obligation	$17.3	$21.0
Interest expense, including accretion on debt (a)	24.8	44.5
	$42.1	$65.5

(a)         During the years ended December 31, 2012 and 2011, $99.7 million and $26.5 million of interest was capitalized to property, plant and equipment, respectively. See Note 7(v).

Interest paid during the year ended December 31, 2012 was $68.6 million (year ended December 31, 2011 - $9.7 million).

xv.       Employee benefits expenses:

The following employee benefits expenses are included in production cost of sales, general and administrative, and exploration and business development expenses:

	Years ended December 31,
	2012	2011
Salaries, short term incentives, and other benefits	$606.9	$436.5
Share-based payments	38.0	36.5
Other	61.0	61.0
	$705.9	$534.0

8.              IMPAIRMENT

During the year ended December 31, 2012, the Company recorded impairment charges aggregating $3,527.6 million, comprised of $3,416.3 million at Tasiast and $111.3 million at Chirano, which were recorded within cost of sales in the consolidated statement of operations.  As a result of the impairment charge related to the Tasiast CGU, a tax recovery of $321.5 million was recorded within tax expense.  The impairment charge at Tasiast included a charge of $2,130.3 million related to goodwill and a charge of $1,286.0 million related to property, plant and equipment.  The impairment test for Tasiast was based on a 30,000 tonne per day optimized mill model, compared with the 60,000 tonne per day model used for the 2011 annual impairment test.  The resulting non-cash charge was due to a number of factors, including a reduction in the valuation multiple for Tasiast and industry-wide increases in capital and operating costs.  The impairment charge at Chirano related entirely to goodwill.

During the year ended December 31, 2011, the Company recorded goodwill impairment charges of $2,490.1 million and $447.5 million at its Tasiast and Chirano CGUs, respectively, which were recorded within cost of sales in the consolidated statement of operations. The impairment charges were a result of changes in market conditions, including industry-wide increases in capital and operating costs, a decline in industry-wide valuations as at year-end and the Company’s growing understanding of the Tasiast project parameters, including its analysis of a draft mine plan.

Key assumptions and sensitivity

The key assumptions used in determining the recoverable amount (fair value less costs to sell) for each CGU are long-term commodity prices, discount rates, cash costs of production, capital expenditures, foreign exchange rates, and NAV multiples.  The Company performed a sensitivity analysis on all key assumptions and determined that, other than as disclosed below, no reasonably possible change in any of the key assumptions would cause the carrying value of any CGU carrying goodwill to exceed its recoverable amount.

As at December 31, 2012, the recoverable amounts for the Tasiast and Chirano CGUs are equal to their carrying amounts, after giving effect to the impairment charges noted above.

At December 31, 2012, the estimated recoverable amounts for the Round Mountain, Paracatu and Maricunga CGUs exceed their carrying amounts by approximately $119 million, $1,027 million and $511 million, respectively (December 31, 2011 - $145 million for Round Mountain, $970 million for Paracatu, and $271 million for Maricunga, respectively).

The table below shows the amount by which certain key assumptions would be required to change, in isolation, in order for the estimated recoverable amount to equal the carrying amount for each of the Round Mountain, Paracatu, and Maricunga CGUs.

	Percentage increase (decrease) required for recoverable amount to equal carrying value
	December 31, 2012			December 31, 2011
Key assumptions	Round Mountain	Paracatu	Maricunga	Round Mountain	Paracatu	Maricunga
Long-term gold price(a)	-26%	-12%	-22%	-34%	-18%	-10%
LOM production cash costs per ounce(b)	14%	14%	22%	22%	21%	9%

(a)         See Note 3(ix) for long term gold prices.

(b)         LOM production cash costs per ounce range from $883 to $944 for Round Mountain, Paracatu, and Maricunga in 2012 and $757 to $879 for Round Mountain, Paracatu, and Maricunga in 2011.

However, the Company believes that adverse changes in any of the key assumptions would have associated impacts on certain other inputs into the long-term LOM plans, which may offset, to a certain extent, the impact of the adverse change.

9.              JOINT VENTURE INTERESTS

The Company conducts a portion of its business through joint ventures where the venturers are bound by contractual arrangements establishing joint control over the ventures. The Company records its proportionate share of assets, liabilities, revenue and operating costs of the joint ventures.

As at December 31, 2012, the Company had a joint venture interest in Round Mountain through its 50% ownership in the Smoky Valley Common Operation joint venture. Under the joint venture agreement between the Company and Barrick, the Company is the operator.

The Management Committee of the joint venture represents the joint venture partners, authorizes annual programs and budgets and approves major transactions prior to execution by site management. The joint venture owners are entitled to their pro-rata share of production and are obliged to make their pro-rata share of contributions as requested.

As at December 31, 2011, the Company had joint venture interests in Round Mountain and Crixás. On June 28, 2012, the Company sold its interest in the Crixás mine and its results have been presented separately as a discontinued operation.  See Note 6(i).

The following table contains selected financial information on Kinross’ consolidated share of participation of Round Mountain as at and for the years ended December 31, 2012 and 2011.

	For the years ended December 31,
	2012	2011

Metal sales	$317.2	$295.0
Production cost of sales	(136.7)	(129.2)
Depreciation, depletion and amortization	(28.2)	(28.7)
Exploration and business development	(1.1)	(0.6)
Other	—	(0.9)
Operating earnings	$151.2	$135.6

	As at December 31,
	2012	2011
Current assets	$37.5	$38.3
Property, plant and equipment	250.8	203.4
Goodwill	58.7	58.7
Deferred charges and other long-term assets	12.5	11.4
	$359.5	$311.8
Current liabilities	21.3	22.3
Non-current liabilities	53.3	44.0
	$74.6	$66.3

Net investment in joint venture	$284.9	$245.5

Contingent liabilities and capital commitments related to joint ventures are included in Note 20.

10.       INVESTMENT IN ASSOCIATE

The Company holds a 25% interest in the Cerro Casale project.  The investment is accounted for under the equity method and had the following carrying values:

	December 31,	December 31,
	2012	2011

Cerro Casale	$515.8	$502.5

There are no publicly quoted market prices for Cerro Casale.

The following table contains summarized financial information for the Company’s investment in Cerro Casale:

	Statement of Operations
	For the years ended December 31,
	2012	2011
Revenue	$—	$—
Other expenses	31.7	11.4
Income tax recovery	(5.9)	(2.3)
Net loss	$25.8	$9.1

	Balance Sheet
	As at December 31,
	2012	2011
Current assets	$7.9	$15.8
Non-current assets	311.6	272.5
	319.5	288.3
Current liabilities	6.2	22.3
Non-current liabilities	0.1	0.1
	6.3	22.4
Net assets	$313.2	$265.9

Contingent liabilities related to investments in associates are included in Note 20.

11.       FINANCIAL INSTRUMENTS

i.                 Fair values of financial instruments:

Carrying values for financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities approximate fair values due to their short-term maturities.

Fair value estimates for derivative contracts, except as noted below, are based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the consolidated balance sheet date.

The Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.  Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. Assets (liabilities) measured at fair value on a recurring basis as at December 31, 2012 include:

	Level 1	Level 2	Level 3	Aggregate Fair Value
Available-for-sale investments	$49.1	$—	$—	$49.1
Embedded derivatives	(0.2)	—	—	(0.2)
Derivative instruments	—	(7.7)	—	(7.7)
	$48.9	$(7.7)	$—	$41.2

The valuation techniques that are used to measure fair value are as follows:

Available-for-sale investments:

The fair value of available-for-sale investments is determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale investments are classified within Level 1 of the fair value hierarchy.

Embedded derivatives:

The Company determines the fair value of the embedded derivative related to its Canadian dollar denominated common share purchase warrants based on the closing price that is a quoted market price obtained from the exchange that is the principal active market for the warrants, and therefore is classified within Level 1 of the fair value hierarchy.

The Company determines the fair value of the embedded derivative related to the conversion options on its convertible senior notes based on pricing models which use a number of observable market-determined variables.  These embedded derivatives are classified within Level 2 of the fair value hierarchy.

Derivative instruments:

The fair value of derivative instruments is based on quoted market prices for comparable contracts and represents the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the balance sheet date and therefore derivative instruments are classified within Level 2 of the fair value hierarchy.

ii.             Derivative instruments

	December 31, 2012		December 31, 2011
	Asset / (Liability) Fair Value	AOCI	Asset / (Liability) Fair Value	AOCI
Interest rate contracts
Interest rate swaps (a) (i)	$(2.7)	$(2.5)	$(0.1)	$—

Currency contracts
Foreign currency forward contracts (b) (ii)	(7.3)	(1.8)	(75.1)	(54.4)

Commodity contracts
Gold and silver forward contracts (iii)	—	—	—	(48.6)
Energy forward contracts(c) (iv)	2.5	2.0	1.6	1.3

Other contracts
Total return swap (v)	(0.2)	—	(0.7)	—

Canadian dollar denominated common share purchase warrants liability (vi)	(0.2)	—	(18.6)	—

Convertible senior notes - conversion option (vii)	—	—	(2.6)	—

Total all contracts	$(7.9)	$(2.3)	$(95.5)	$(101.7)

Unrealized fair value of derivative assets
Current	15.0		2.8
Non-current	9.6		1.1
	$24.6		$3.9
Unrealized fair value of derivative liabilities
Current	(22.0)		(66.7)
Non-current	(10.5)		(32.7)
	$(32.5)		$(99.4)

Total net fair value	$(7.9)		$(95.5)

(a)         Of the total amount recorded in AOCI, $nil million will be reclassified to net earnings within the next 12 months.

(b)         Of the total amount recorded in AOCI, $2.9 million will be reclassified to net earnings within the next 12 months as a result of settling the contracts.

(c)          Of the total amount recorded in AOCI, $(0.7) million will be reclassified to net earnings within the next 12 months as a result of settling the contracts.

(i)            Interest rate contracts

During 2008, the Company entered into an interest rate swap in order to fix the interest rates on 50% of the Paracatu term loan, maturing in February 2012. Under the contract, Kinross Brasil Mineração S.A. (“KBM”), a wholly-owned subsidiary of the Company, was to pay a rate of 3.83% and receive LIBOR plus 1%.  The Paracatu term loan was repaid in February 2012, and accordingly, the interest rate swap was settled.

Concurrent with completing the three-year, floating rate term loan in August 2012 (see Note 13(i)), the Company entered into an interest rate swap to swap the underlying LIBOR into a fixed rate of 0.49% for the entire three year period.

(ii)        Foreign currency forward contracts

The following table provides a summary of foreign currency forward contracts outstanding at December 31, 2012, maturing in:

	2013	2014	2015	Total
Foreign currency
Brazilian real forward buy contracts
(in millions of U.S. dollars)	383.3	222.5	88.0	693.8
Average price	1.99	2.16	2.34	2.09
Chilean peso forward buy contracts
(in millions of U.S. dollars)	110.4	33.0	—	143.4
Average price	514.91	553.56	—	523.80
Russian rouble forward buy contracts
(in millions of U.S. dollars)	87.0	48.0	25.0	160.0
Average price	32.63	34.69	36.05	33.78
Canadian dollar forward buy contracts
(in millions of U.S. dollars)	129.0	48.0	—	177.0
Average price	1.02	1.04	—	1.02
Swiss franc forward sell contract
(in millions of U.S. dollars)	11.0	—	—	11.0
Average price	0.93	—	—	0.93

During 2012, the following new forward buy/sell derivative contracts were engaged:

•                  $483.3 million at an average rate of 2.12 Brazilian reais, with maturities in 2012, 2013, 2014 and 2015;

•                  $65.4  million at an average rate of 510.15 Chilean pesos, with maturity in 2013;

•                  $94.0  million at an average rate of 34.46 Russian roubles, with maturities in 2013, 2014 and 2015;

•                  $171.0  million at an average rate of 1.03 Canadian dollars, with maturities in 2012, 2013 and 2014; and

•                  $11.0 million at an average rate of 0.93 Swiss francs, with maturity in 2013.

At December 31, 2012, the unrealized gain or loss on the derivative contracts recorded in AOCI is as follows:

•                  Brazilian real forward buy contracts — unrealized loss of $18.6 million (December 31, 2011 — $29.8 million loss);

•                  Chilean peso forward buy contracts - unrealized gain of $6.8 million (December 31, 2011 — $16.0 million loss);

•                  Russian rouble forward buy contracts — unrealized gain of $5.6 million (December 31, 2011 — $6.4 million loss); and

•                  Canadian dollar forward buy contracts — unrealized gain of $4.4 million (December 31, 2011 — $2.2 million loss).

(iii)    Gold and silver forward contracts

The Company had gold and silver derivative instruments acquired from an acquisition in 2007, primarily related to Kupol financing requirements, which the Company closed out and early settled in the third quarter of 2011.

(iv)     Energy forward contracts

The Company is exposed to changes in energy prices through its consumption of diesel and other fuels, and the price of electricity in some electricity supply contracts.  The Company entered into energy forward contracts that protect against the risk of fuel price increases.  Fuel is consumed in the operation of mobile equipment and electricity generation.

The following table provides a summary of energy forward contracts outstanding at December 31, 2012, maturing in:

	2013	2014	2015	Total
Energy
Oil forward buy contracts (barrels)	290,000	175,000	100,000	565,000
Average price	92.52	88.78	86.64	90.32
Diesel forward buy contracts (gallons)	4,830,000	2,520,000	—	7,350,000
Average price	2.96	2.83	—	2.92
Gasoil forward buy contracts (tonnes)	40,260	16,104	—	56,364
Average price	906.30	864.00	—	894.21

During 2012, the following new forward buy derivative contracts were engaged:

•                  498,000 barrels of Nymex Crude WTI oil at an average rate of $92.66 per barrel, with maturities in 2012, 2013, 2014 and 2015;

•                  5.25 million gallons of diesel at an average rate of $2.92 per gallon, with maturities in 2012, 2013 and 2014; and

•                  56,364 tonnes of gasoil at an average rate of $894.21 per tonne, with maturities in 2013 and 2014.

At December 31, 2012, the unrealized gain or loss on these derivative contracts recorded in AOCI is as follows:

•                  Oil forward buy contracts — unrealized gain of $0.9 million (December 31, 2011 — $1.8 million gain);

•                  Diesel forward buy contracts - unrealized loss of $0.2 million (December 31, 2011 — $0.3 million loss); and

•                  Gasoil forward buy contracts — unrealized gain of $1.3 million (December 31, 2011 — $0.2 million loss).

(v)         Total return swap

A total return swap (“TRS”) was engaged during the fourth quarter of 2008 as an economic hedge of the Company’s DSUs.  Under the terms of the TRS, a bank has the right to purchase Kinross shares in the marketplace as a hedge against the returns in the TRS.  At December 31, 2012, 91% of the DSUs were economically hedged, although hedge accounting was not applied.

(vi)     Canadian dollar denominated common share purchase warrants liability

The Company’s Canadian dollar denominated common share purchase warrants are considered derivative instruments and were measured at fair value on initial recognition and subsequently at each reporting date, with changes in fair value recognized in the consolidated statement of operations.  For the year ended December 31, 2012, the Company recognized a gain of $18.4 million (year ended December 31, 2011 — a gain of $29.8 million) in the consolidated statement of operations.

(vii) Convertible senior notes - conversion option

The Company’s option to settle its convertible senior notes in cash or shares upon conversion causes the conversion option to be considered an embedded derivative which is recognized at fair value on initial recognition and subsequently at each reporting date with changes in the fair value recognized in the consolidated statement of operations.   For the year ended December 31, 2012, the Company recognized a gain of $2.6 million (year ended December 31, 2011 — a gain of $36.4 million) in the consolidated statement of operations.

12.       CAPITAL AND FINANCIAL RISK MANAGEMENT

The Company manages its capital to ensure that it will be able to continue to meet its financial and operational strategies and obligations, while maximizing the return to shareholders through the optimization of debt and equity financing. The Board of Directors has established a number of quantitative measures related to the management of capital. Management continuously monitors its capital position and periodically reports to the Board of Directors.

The Company’s operations are sensitive to changes in commodity prices, foreign exchange and interest rates.  The Company manages its exposure to changes in currency exchange rates, energy and interest rates by periodically entering into derivative financial instrument contracts in accordance with the formal risk management policy approved by the Company’s Board of Directors.  The Company’s policy is to not hedge metal sales. However, in limited circumstances the Company may use derivative contracts to hedge against the risk of falling prices for a portion of its forecasted metal sales.  The Company may also assume derivative contracts as part of a business acquisition or they may be required under financing arrangements.

All of the Company’s hedges are cash flow hedges.  The Company applies hedge accounting whenever hedging relationships exist and have been documented.

i.                 Capital management

The Company’s objectives when managing capital are to:

•                  Ensure the Company has sufficient cash available to support the mining, exploration, and other areas of the business in any gold price environment;

•                  Ensure the Company has the capital and capacity to support a long-term growth strategy;

•                  Provide investors with a superior rate of return on their invested capital;

•                  Ensure compliance with all bank covenant ratios; and

•                  Minimize counterparty credit risk.

Kinross adjusts its capital structure based on changes in forecasted economic conditions and based on its long term strategic business plan.  Kinross has the ability to adjust its capital structure by issuing new equity, drawing on existing credit facilities, issuing new debt, and by selling or acquiring assets.  Kinross can also control how much capital is returned to shareholders through dividends and share buybacks.

The Company is not subject to any externally imposed capital requirements, other than the requirement to maintain a minimum tangible net worth under the terms of its revolving credit facility and term loan agreement, as disclosed in Note 13(i).

The Company’s quantitative capital management objectives are largely driven by the requirements under its debt agreements and its total debt to total debt and common shareholders’ equity ratio as noted in the table below:

	December 31,	December 31,
	2012	2011
Long-term debt	$2,116.4	$1,600.4
Current portion of long-term debt	516.2	32.7
Total debt	2,632.6	1,633.1
Common shareholders’ equity	9,850.2	12,390.4
Total debt / total debt and common shareholders’ equity ratio	21.1%	11.6%
Company target	0 – 30%	0 – 30%

ii.             Gold and silver price risk management

The Company’s policy is to not hedge metal sales.  However, in certain circumstances the Company may use derivative contracts to hedge against the risk of falling prices for a portion of its forecasted metal sales.  The Company may also assume derivative contracts as part of a business acquisition or they may be required under financing arrangements. As a result of the acquisition of Bema in February 2007, the Company assumed gold and silver forward sales contracts, call options, and put options, primarily due to requirements related to the Kupol project financing.

During the third quarter of 2011, the Company closed out and early settled all gold and silver derivative financial instruments and other contracts that were required under the terms of the Kupol project financing that was acquired with the acquisition of Bema.

iii.         Currency risk management

The Company is primarily exposed to currency fluctuations relative to the U.S. dollar on expenditures that are denominated in Canadian dollars, Brazilian reais, Chilean pesos, Russian roubles, Mauritanian ouguiya and Ghanaian cedi. This risk is reduced, from time to time, through the use of foreign currency forward contracts to lock in the exchange rates on future non-U.S. denominated currency cash outflows.  The Company has entered into forward contracts to purchase Canadian dollars, Brazilian reais, Chilean pesos, and Russian roubles as part of this risk management strategy.  The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. The Company may from time to time manage the exposure on the net monetary items.

At December 31, 2012, with other variables unchanged, the following represents the effect of movements in foreign exchange rates on the Company’s net working capital, on earnings before taxes and OCI before taxes from a 10% change in the exchange rate of the U.S. dollar against the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Euro, Mauritanian ouguiya, Ghanian cedi and other.

		10% strenthening in US$		10% weakening in US$
	Foreign currency net working asset (liability) in US$	Effect on earnings before taxes, gain (loss)(a)	Effect on OCI before taxes, gain (loss)(a)	Effect on earnings before taxes, gain (loss)(a)	Effect on OCI before taxes, gain (loss)(a)
Canadian dollars	0.7	(0.1)	—	0.1	—
Brazilian reais	(10.9)	1.0	—	(1.2)	—
Chilean pesos	18.7	(1.7)	—	2.1	—
Russian roubles	92.4	(8.4)	—	10.3	—
Euros	(6.0)	0.5	—	(0.7)	—
Mauritanian ouguiya	59.9	(5.4)	—	6.7	—
Ghanian cedi	29.2	(2.7)	—	3.2	—
Other (b)	(19.3)	1.8	—	(2.0)	—

(a)         As described in Note 3 (ii), the Company translates its monetary assets and liabilities into U.S. dollars at the rates of exchange at the consolidated balance sheet dates.  Gains and losses on translation of foreign currencies are included in earnings.

(b)         Includes British pounds, Australian dollars, South African rand, and Japanese yen.

At December 31, 2012, with other variables unchanged, the following represents the effect of the Company’s foreign currency forward contracts on earnings before taxes and OCI before taxes from a 10% change in the exchange rate of the U.S. dollar against the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, and Swiss franc.

	10% strenthening in US$		10% weakening in US$
	Effect on earnings before taxes, gain (loss)	Effect on OCI before taxes, gain (loss) (a)	Effect on earnings before taxes, gain (loss)	Effect on OCI before taxes, gain (loss) (a)

Canadian dollars	$—	$(16.3)	$—	$20.1
Brazilian reais	$—	$(59.3)	$—	$73.3
Chilean pesos	$—	$(13.7)	$—	$16.8
Russian roubles	$—	$(15.0)	$—	$18.5
Swiss francs	$(1.0)	$—	$1.2	$—

(a)         Upon maturity of these contracts, the amounts in OCI before taxes will reverse against hedged items the contracts relate to, which may be to earnings or property, plant and equipment.

iv.          Interest rate risks

The Company is exposed to interest rate risk on its variable rate debt. During 2008, the Company entered into an interest rate swap for KBM in order to fix the interest rates on 50% of the Paracatu term loan, which was maturing in February 2012. Under the contract, KBM was to pay a rate of 3.83% and receive LIBOR plus 1%.   The Paracatu term loan was repaid in February 2012, and accordingly, the interest rate swap was settled.

Concurrent with completing the three-year, floating rate term loan in August 2012 (see Note 13(i)), the Company entered into an interest rate swap to swap the underlying LIBOR into a fixed rate of 0.49% for the entire three year period.  At December 31, 2012 with other variables unchanged, a 50 basis point downward shift in the interest rate curve would decrease OCI before taxes by $14.0 million, and a 50 basis point upward shift in the interest rate curve would increase OCI before taxes by $14.1 million.

v.              Energy price risk

The Company is exposed to changes in energy prices through its consumption of diesel and other fuels, and the price of electricity in some electricity supply contracts.  The Company entered into energy forward contracts that protect against the risk of fuel price increases.  Fuel is consumed in the operation of mobile equipment and electricity generation.

At December 31, 2012, with other variables unchanged, the following represents the effect of the Company’s energy forward contracts on earnings before taxes, and OCI before taxes from a 10% change in oil, gasoil, and diesel prices.

	10% increase in price		10% decrease in price
	Effect on earnings before taxes, gain (loss)	Effect on OCI before taxes, gain (loss) (a)	Effect of on earnings before taxes, gain (loss)	Effect on OCI before taxes, gain (loss) (a)

Oil price	$—	$5.2	$—	$(5.1)
Gasoil price	$—	$5.1	$—	$(5.2)
Diesel price	$—	$2.1	$—	$(2.1)

(a)         Upon maturity of these contracts, the amounts in OCI before taxes will reverse against hedged items the contracts relate to, which will be to earnings.

vi.          Liquidity risk

The Company manages liquidity risk by maintaining adequate cash and cash equivalent and short-term investment balances (December 31, 2012 - $1,982.7 million in aggregate), by utilizing its lines of credit and by monitoring developments in the capital markets.  The Company continuously monitors and reviews both actual and forecasted cash flows.  The contractual cash flow requirements for financial liabilities at December 31, 2012 are as follows:

	Total	Less than 2 years	More than 2, less than 3 years	More than 3, less than 5 years	More than 5 years
Long-term debt (a)	$3,525.5	$753.8	$1,131.9	$374.8	$1,265.0
Derivative liabilities - net	$(7.6)	$(5.7)	$(1.9)	$—	$—

(a)         Includes long-term debt, including the current portion, interest and the full face value of the convertible senior notes and senior notes. In the case of the convertible senior notes we have assumed holders will exercise their right to have the Company repurchase the convertible senior notes in March 2013.

vii.      Credit risk management

Credit risk relates to cash and cash equivalents, short-term investments, accounts receivable and derivative contracts and arises from the possibility that any counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for any counterparty based on that counterparty’s credit rating.  As at December 31, 2012, the Company’s maximum exposure to credit risk was the carrying value of cash and cash equivalents, short-term investments, accounts receivable and derivative contracts.

13.       LONG-TERM DEBT AND CREDIT FACILITIES

			December 31, 2012				December 31, 2011
		Interest Rates	Nominal Amount	Deferred Financing Costs	Carrying Amount (a)	Fair Value	Carrying Amount (a)	Fair Value

Corporate term loan facility	(i)	Variable	$1,000.0	$(3.4)	$996.6	$996.6	$22.4	$22.3
Convertible senior notes	(ii)	1.75%	452.9	—	452.9	460.4	420.7	457.3
Senior notes	(iii)	3.625%- 6.875%	993.6	(10.1)	983.5	1,045.8	981.4	986.1
Kupol loan	(iv)	Variable	200.0	(3.7)	196.3	196.3	194.1	194.1
Finance leases	(v)	5.62%	3.3	—	3.3	3.3	12.8	13.1
Crixás bank loan and other		Variable	—	—	—		1.7	1.7
			2,649.8	(17.2)	2,632.6	2,702.4	1,633.1	1,674.6
Less: current portion			(516.2)	—	(516.2)	(516.2)	(32.7)	(32.7)
Long-term debt			$2,133.6	$(17.2)	$2,116.4	$2,186.2	$1,600.4	$1,641.9

(a)         Includes transaction costs on debt financings.

Scheduled debt repayments

	2013	2014	2015	2016	2017	2018 and thereafter	Total
Corporate term loan facility	$—	$—	$1,000.0	$—	$—	$—	$1,000.0
Convertible senior notes (a)	452.9	—	—	—	—	—	452.9
Senior notes	—	—	—	249.3	—	744.3	993.6
Kupol loan	60.0	60.0	60.0	20.0	—	—	200.0
Finance leases	3.3	—	—	—	—	—	3.3
Total debt payable	$516.2	$60.0	$1,060.0	$269.3	$—	$744.3	$2,649.8

(a)         We have assumed holders will exercise their right to have the Company repurchase the convertible senior notes in March 2013.

i.                 Corporate revolving credit and term loan facilities

In November 2009, the Company entered into an amended revolving credit facility which provided credit of $450.0 million on an unsecured basis and was to expire in November 2012. The term loan (corporate term loan facility) for the Paracatu property formed part of the amended revolving credit facility and has been repaid in full.

On June 17, 2010, the Company entered into a further amendment to increase availability under the facility to $600.0 million.  On September 17, 2010, the revolving credit facility was further amended to add Mauritania, Ghana, and Côte d’Ivoire as permitted jurisdictions as a result of the Red Back Mining Inc. (“Red Back”) acquisition. All other terms and conditions under the existing revolving credit facility remained unchanged.

On March 31, 2011, the Company entered into a further amendment to increase the availability under the facility to $1,200.0 million. The term of the facility was also extended from November 2012 to March 2015.

Effective August 17, 2012, the Company amended the revolving credit facility increasing the available amount to $1,500.0 million and extending the maturity date from March 2015 to August 2017.

As at December 31, 2012, the Company had drawn $35.1 million (December 31, 2011 — $55.5 million) on the amended revolving credit facility.  The amount drawn was entirely for letters of credit (December 31, 2011 — $55.5 million, including drawings for the Paracatu term loan and $32.8 million for letters of credit). The Paracatu term loan was repaid in full during the first quarter of 2012.

Also effective August 17, 2012, the Company completed a new unsecured term loan facility for $1,000.0 million. The facility matures August 10, 2015, with the full amount having been drawn on August 22, 2012.

Loan interest for both the amended revolving credit facility and term loan is variable, set at LIBOR plus an interest rate margin which is dependent on the Company’s credit rating. Based on the Company’s credit rating at December 31, 2012, interest charges and fees are as follows:

Type of credit
Dollar based LIBOR loan	LIBOR plus 1.70%
Letters of credit	1.13-1.70%
Standby fee applicable to unused availability	0.34%

Concurrent with completing the term loan, the Company entered into an interest rate swap to swap the underlying 1-month LIBOR into a fixed rate of 0.49% in respect of the term loan for the entire three year period.  Based on the Company’s current credit rating, the fixed rate on the term loan is 2.19%.

The amended revolving credit facility and new unsecured term loan were arranged under one credit agreement, which contains various covenants including limits on indebtedness, asset sales and liens. Significant financial covenants include a minimum tangible net worth of $5,734.8 million increasing by 50% of positive net income each quarter, starting with the quarter ending September 30, 2012, (previously $5,250.0 million starting December 31, 2010 and increasing by 50% of positive net income each quarter), and net debt to EBITDA, as defined in the agreement, of no more than 3.5:1. The Company is in compliance with these covenants at December 31, 2012.

ii.             Convertible senior notes

In January 2008, the Company completed a public offering of $460.0 million convertible senior notes due March 15, 2028, each in the amount of one thousand dollars.  The notes will pay interest semi-annually at a rate of 1.75% per annum.  The notes will be convertible, at the holder’s option, equivalent to a conversion price of $27.64 per share of common stock subject to adjustment.  Kinross received net proceeds of $449.9 million from the offering of convertible senior notes, after payment of the commissions of the initial purchasers and expenses of the offering.  The convertible senior notes are convertible into Kinross common shares at a fixed conversion rate, subject to certain anti-dilution adjustments, only in the event that (i) the market price of Kinross common shares exceeds 130% of the effective conversion price of the convertible senior notes, (ii) the trading price of the convertible senior notes falls below 98% of the amount equal to Kinross’ then prevailing common share price, times the applicable conversion rate, (iii) the convertible senior notes are called for redemption, (iv) upon the occurrence of specified corporate transactions or (v) if Kinross common shares cease to be listed on a specified stock exchange or eligible for trading on an over-the-counter market.  The convertible senior notes will also be convertible on and after December 15, 2027.  The convertible senior notes are redeemable by the Company, in whole or part, for cash at any time on or after March 20, 2013, at a redemption price equal to par plus accrued and unpaid interest, if any, to the redemption date.  Holders of the convertible senior notes will have the right to require Kinross to repurchase the convertible notes on March 15, 2013, 2018 and 2023, and, if certain fundamental changes occur on or prior to March 20, 2013.  The repurchase price will be equal to 100% of the principal amount of the convertible senior notes plus accrued and unpaid interest to the repurchase date, if any. On February 7, 2013, the Company filed a Put Right Notice with a Tender Offer Statement with the Securities and Exchange Commission stating the Company’s intention to repurchase the convertible senior notes tendered prior to March 15, 2013, in cash.

iii.         Senior notes

On August 22, 2011, the Company completed a $1.0 billion offering of debt securities consisting of $250.0 million principal amount of 3.625% senior notes due 2016, $500.0 million principal amount of 5.125% senior notes due 2021 and $250.0 million principal amount of 6.875% senior notes due 2041 (collectively, the “notes”).  The notes pay interest semi-annually.  Kinross received net proceeds of $980.9 million from the offering, after discount, payment of the commissions to the initial purchasers and expenses directly related to the offering.  Except as noted below, the notes are redeemable by the Company, in whole or part, for cash at any time prior to maturity, at a redemption price equal to the greater of 100% of the principal amount or the sum of the present value of the remaining scheduled principal and interest payments on the notes discounted at the applicable treasury rate, as defined in the indenture, plus a premium of between 40 and 50 basis points, plus accrued interest, if any.  Within three months and six months of maturity of the notes due in 2021 and 2041, respectively, the Company can only redeem the notes in whole at 100% of the principal amount plus accrued interest, if any.   In addition, the Company is required to make an offer to repurchase the notes prior to maturity upon certain fundamental changes at a repurchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the repurchase date, if any.

iv.          Kupol loan

On December 21, 2011, the Company completed a $200.0 million non-recourse loan from a group of international financial institutions. The non-recourse loan carries a term of five years, maturing on September 30, 2016 and bears annual interest of LIBOR plus 2.5%. Semi-annual principal repayments of $30.0 million will commence in March 2013 and continue through September 30, 2015. Principal repayments due on March 31, 2016 and September 30, 2016 are reduced to $13.0 million and $7.0 million, respectively. The Company may prepay the loan in whole or in part, without penalty, but subject to customary break costs, if any. The agreement contains various requirements that include limits on distributions if certain minimum debt service coverage levels are not achieved. Land, plant and equipment with a carrying amount of $197.4 million (December 31, 2011 - $231.3 million) are pledged as security as part of the Kupol loan.

As at December 31, 2012, cash of $34.0 million (December 31, 2011 - $34.0 million) was restricted for payments related to this loan.

v.              Finance leases

As at December 31, 2012 and 2011, the finance lease obligations are as follows:

	December 31, 2012			December 31, 2011
	Future Payments	Interest	Present value	Future payments	Interest	Present value
Less than one year	$3.3	$—	$3.3	$10.0	$0.5	$9.5
Between one and five years	—	—	—	3.4	0.1	3.3
	$3.3	$—	$3.3	$13.4	$0.6	$12.8

The Company recorded interest expense related to the finance leases of $0.5 million and $1.1 million for the years ended December 31, 2012 and 2011, respectively.   The cost of the assets and the accumulated depreciation related to the finance leases was $39.8 million and $24.7 million, respectively as at December 31, 2012 (December 31, 2011 — $39.8 million and $20.2 million).  The depreciation expense related to these assets for the year ended December 31, 2012 was $4.5 million (year ended December 31, 2011 - $6.1 million).

vi.          Other

In November 2009, the Company entered into a Letter of Credit guarantee facility with Export Development Canada for $125.0 million. Letters of credit guaranteed by this facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River—Buckhorn. Fees related to letters of credit under this facility are 1.00% to 1.25%.

On July 30, 2010, the Company entered into an amendment to increase the amount of the Letter of Credit guarantee facility from $125.0 million to $136.0 million.

On June 15, 2012 the Company entered into a further amendment of the Letter of Credit guarantee facility to increase the amount from $136.0 million to $200.0 million and extend the maturity date to March 31, 2015. All other terms and conditions under this agreement remained the same. As at December 31, 2012, the amount outstanding under this facility was $164.1 million (December 31, 2011 - $135.1 million).

In addition, at December 31, 2012, the Company had approximately $44.3 million (December 31, 2011 - $41.0 million) in letters of credit outstanding, in respect of its operations in Brazil, Mauritania and Ghana. These letters of credit have been issued pursuant to arrangements with certain international banks.

From time to time, the Company’s operations in Brazil may borrow US dollars from Brazilian banks on a short-term unsecured basis to meet working capital requirements.  As at December 31, 2012 and December 31, 2011, $nil was outstanding under such borrowings.

14.       PROVISIONS

	Reclamation and remediation obligations (i)	Other	Total
Balance at January 1, 2012	$598.6	$36.6	$635.2
Additions	124.0	18.7	142.7
Reductions	(12.4)	(12.7)	(25.1)
Reclamation spending	(17.7)	—	(17.7)
Accretion	17.5	—	17.5
Reclamation expenses	10.8	—	10.8
Balance at December 31, 2012	$720.8	$42.6	$763.4

Current portion	36.0	6.0	42.0
Non-current portion	684.8	36.6	721.4
	$720.8	$42.6	$763.4

i.                 Reclamation and remediation obligations

The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment.  Reclamation and remediation obligations arise throughout the life of each mine.  The Company estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Company’s future obligation.  The above table details the items that affect the reclamation and remediation obligations. The additions and reductions reflect changes in estimated costs, timing of expenditures and discount rates at individual sites.  Also included in reductions is the elimination of the obligation related to the Crixás mine.  See Note 6(i).

Included in other operating costs for the year ended December 31, 2012 is a $10.8 million charge (year ended December 31, 2011 — $15.7 million) reflecting revised estimated fair values of costs that support the reclamation and remediation obligations for properties that have been closed. The majority of the expenditures are expected to occur between 2013 and 2056. The discount rates used in estimating the site restoration cost obligation were between 0.2% and 10.4% for the year ended December 31, 2012 (year ended December 31, 2011 - 0.1% and 11.1%), and the inflation rate used was between 1.5% and 7.5% for the year ended December 31, 2012 (year ended December 31, 2011 - 1.4% and 5.6%).

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at December 31, 2012, letters of credit totaling $204.0 million (December 31, 2011 — $170.8 million) had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit were issued against the Company’s Letter of Credit guarantee facility with Export Development Canada, the corporate revolving credit facility, and pursuant to arrangements with certain international banks. The Company is in compliance with all applicable requirements under these facilities.

15.       COMMON SHARE CAPITAL AND COMMON SHARE PURCHASE WARRANTS

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value. A summary of common share transactions for the years ended December 31, 2012 and 2011 is as follows:

	Year ended December 31, 2012		Year ended December 31, 2011
	Number of shares	Amount ($)	Number of shares	Amount ($)
	(‘000’s)		(‘000’s)
Common shares
Balance at January 1,	1,137,732	$14,494.6	1,133,295	$14,414.2
Issued:
On acquisition of properties	—	—	223	3.8
Under employee share purchase plan	758	7.2	421	6.2
Under stock option and restricted share plan	1,300	22.4	1,405	26.2
Under Aurelian options	—	—	377	6.1
Under Bema options	—	—	22	0.3
Under Underworld options	62	1.1	28	0.6
Under Red Back options	280	5.2	1,850	35.6
Conversions:
Bema warrants	—	—	111	1.6
Balance, at end of period	1,140,132	$14,530.5	1,137,732	$14,494.6

Common share purchase warrants (a)
Balance at January 1,	45,454	$162.0	50,262	$162.2
Conversion of warrants	—	—	(111)	(0.2)
Expiry of warrants	—	—	(4,697)	—
Balance, at end of period	45,454	$162.0	45,454	$162.0
Total common share capital and common share purchase warrants		$14,692.5		$14,656.6

(a)         Amount includes only the value of the U.S. dollar denominated warrants.  Canadian dollar denominated warrants are considered an embedded derivative and classified as a liability (see Note 11).

i.                 Dividends on common shares

The following summarizes dividends paid during the years ended December 31, 2012 and 2011. There were no dividends declared but unpaid at December 31, 2012.

	Per share	Total amount ($)
Dividends paid during the following periods:
Three months ended September 30, 2012	$0.08	$91.2
Three months ended March 31, 2012	$0.08	91.1
Total		$182.3

	Per share	Total amount ($)
Dividends paid during the following periods:
Three months ended September 30, 2011	$0.06	$68.0
Three months ended March 31, 2011	$0.05	56.8
Total		$124.8

On February 13, 2013, the Board of Directors declared a dividend of $0.08 per common share to shareholders of record on March 21, 2013.

ii.             Common share purchase warrants

The Company has issued both Canadian dollar denominated and U.S. dollar denominated common share purchase warrants.

(a)         Canadian dollar denominated common share purchase warrants

A summary of the status of the common share purchase warrants and changes during the year ended December 31, 2012 is as follows:

	Share equivalents of warrants (‘000’s)	Weighted average exercise price (CDN$/warrant)
Balance at January 1, 2012	19,695	$32.00
Issued	—	—
Exercised	—	—
Balance at December 31, 2012	19,695	$32.00

These Canadian dollar denominated common share purchase warrants are classified as a liability (see Note 11).  The Canadian dollar denominated common share purchase warrants expire on September 3, 2013.

The following table summarizes information regarding the Canadian dollar denominated common share purchase warrants outstanding and exercisable at December 31, 2012:

Canadian dollar denominated common share purchase warrants

Exercise price	Number outstanding (000’s)(a)	Weighted average exercise price (CDN$)	Weighted average remaining contractual life (years)

$32.00	19,695	32.00	0.67
Outstanding at December 31, 2012	19,695	$32.00	0.67

(a)         Represents share equivalents of warrants.

(b)         U.S. dollar denominated common share purchase warrants

A summary of the status of the common share purchase warrants and changes during the year ended December 31, 2012 is as follows:

	Share equivalents of warrants (‘000’s)	Weighted average exercise price ($/warrant)
Balance at January 1, 2012	25,759	$21.30
Issued	—	—
Exercised	—	—
Balance at December 31, 2012	25,759	$21.30

The U.S. dollar denominated common share purchase warrants expire on September 17, 2014.

The following table summarizes information regarding the U.S. dollar denominated common share purchase warrants outstanding and exercisable at December 31, 2012:

US dollar denominated common share purchase warrants

Exercise Price	Number outstanding (000’s)(a)	Weighted average exercise price (US$)	Weighted average remaining contractual life (years)

$21.30	25,759	$21.30	1.71
Outstanding at December 31, 2012	25,759	$21.30	1.71

(a)         Represents share equivalents of warrants.

16.       SHARE-BASED PAYMENTS

Share-based compensation recorded during the years ended December 31 2012 and 2011 was as follows:

	Years ended December 31,
	2012	2011
Stock option plan expense (i)	$11.8	$10.8
Employer portion of stock purchase plan (v)	2.4	2.1
Restricted share unit plan expense, including restricted performance share unit plan ((ii) and (iii))	22.3	22.7
Deferred share units expense (iv)	1.5	0.9
Total share-based compensation	$38.0	$36.5

i.                 Stock option plan

The Company has a stock option plan for officers and employees, enabling them to purchase common shares. Under the stock option plan, the aggregate number of shares reserved for issuance may not exceed the lower of 21.1 million common shares or 10% of the total number of outstanding common shares at any time. Each option granted under the plan before February 16, 2011 is for a maximum of five years.  Each option granted under the plan on or after February 16, 2011 is for a maximum term of seven years.  One-third of the options are exercisable each year commencing one year after the date of grant. The exercise price is determined by the Company’s Board of Directors at the time the option is granted, and may not be less than the closing market price of the common shares on the last trading day prior to the grant date of the option. The stock options outstanding at December 31, 2012 expire at various dates to 2019.  The number of common shares available for the granting of options as at December 31, 2012 was 6.4 million.

The summary of the status of the stock option plan and changes during the years ended December 31, 2012 and 2011 are as follows:

Canadian $ denominated options

	2012		2011
	Number of options (000’s)	Weighted average exercise price (CDN$)	Number of options (000’s)	Weighted average exercise price (CDN$)
Balance at January 1	13,728	$15.85	15,246	$14.86
Granted	4,939	9.79	2,006	16.09
Exercised	(342)	4.70	(2,607)	8.76
Forfeited	(1,273)	16.81	(690)	20.05
Expired	(2,402)	20.91	(227)	20.08
Outstanding at end of period	14,650	$13.15	13,728	$15.85

For the years ended December 31, 2012 and 2011, the weighted average share price at the date of exercise was $10.32 and $16.34, respectively.

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2012:

		Options outstanding			Options exercisable
Exercise price range in		Number of options	Weighted average exercise price	Average remaining contractual life	Number of options	Weighted average exercise price	Average remaining contractual life
CDN$:		(000’s)	(CDN$)	(years)	(000’s)	(CDN$)	(years)
$3.55	$4.22	1,040	$3.83	0.95	1,040	$3.83	0.95
4.23	9.53	3,476	7.77	4.37	1,631	7.32	1.85
9.54	14.31	3,150	11.12	5.16	687	12.42	2.31
14.32	21.48	5,455	16.56	3.05	4,174	16.42	2.67
21.49	26.42	1,529	23.81	0.64	1,529	23.81	0.64
		14,650	$13.15	3.42	9,061	$14.28	1.96

The following weighted average assumptions were used in computing the fair value of stock options granted during the years ended December 31, 2012 and 2011:

	2012	2011
Black-Scholes weighted-average assumptions:

Weighted average share price (CDN$)	$9.79	$16.09
Expected dividend yield	1.66%	0.63%
Expected volatility	43.2%	38.8%
Risk-free interest rate	1.4%	2.6%
Estimated forfeiture rate	3.0%	3.0%
Expected option life in years	4.5	4.5
Weighted average fair value per stock option granted (CDN$)	$3.15	$5.45

The expected volatility used in the Black-Scholes option pricing model is based on the historical volatility of the Company’s shares.

ii.             Restricted share unit plan

The Company has a RSU plan whereby restricted share units may be granted to employees, officers and consultants of the Company. A restricted share unit is exercisable into one common share entitling the holder to acquire the common share for no additional consideration. Restricted share units vest over a three year period.

The current maximum number of common shares issuable under the RSU and RPSU plan (described below) is 20.0 million.

The following table summarizes information about the restricted share units outstanding at December 31, 2012 and 2011:

Restricted share units

	2012		2011
	Number of units (000’s)	Weighted average exercise price (CDN$/unit)	Number of units (000’s)	Weighted average exercise price (CDN$/unit)
Balance at January 1	2,554	$17.43	2,132	$20.44
Granted	3,430	10.38	1,765	15.88
Reinvested	65	12.83	19	17.82
Redeemed	(1,284)	18.12	(1,037)	20.83
Forfeited	(811)	12.64	(325)	17.97
Outstanding at end of period	3,954	$12.00	2,554	$17.43

iii.         Restricted performance share unit plan

In 2009, the Company implemented a RPSU plan.  The RPSUs are subject to certain vesting requirements and vest at the end of three years.  The vesting requirements are based on certain criteria established by the Company.

The following table summarizes information about the restricted performance share units outstanding at December 31, 2012 and 2011:

Restricted performance share units

	2012		2011
	Number of units (000’s)	Weighted average exercise price (CDN$/unit)	Number of units (000’s)	Weighted average exercise price (CDN$/unit)
Balance at January 1	548	$17.38	223	$19.94
Granted	770	10.75	394	16.07
Reinvested	17	13.26	4	17.51
Redeemed	(16)	22.65	(38)	18.31
Forfeited	(476)	14.12	(35)	17.87
Outstanding at end of period	843	$12.98	548	$17.38

iv.          Deferred share unit plan

The Company has a DSU plan for its outside directors which provides that each outside director receives, on the last date in each quarter that number of DSUs having a value equal to a minimum of 50% of the compensation of the outside director for the current quarter. Each outside director can elect to receive a greater percentage of their compensation in DSUs. The number of DSUs granted to an outside director is based on the closing price of the Company’s common shares on the Toronto Stock Exchange on the last date of each quarter. At such time as an outside director ceases to be a director, the Company will make a cash payment to the outside director, equal to the market value of a Kinross common share on the date of departure, multiplied by the number of DSUs held on that date.

	Years ended December 31,
	2012	2011
DSUs granted (000’s)	158	61
Weighted average grant-date fair value per unit (CDN$)	$9.39	$14.02

There were 450,445 DSUs outstanding, for which the Company had recognized a liability of $4.4 million, as at December 31, 2012 ($3.6 million at December 31, 2011).

v.              Employee share purchase plan

The Company has an Employee Share Purchase Plan whereby certain employees of the Company have the opportunity to contribute up to a maximum of 10% of their annual base salary to purchase common shares. Since 2004, the Company makes a contribution which is equal to 50% of the employees’ contributions. The Company issues common shares equal to the employees’ contributions and the Company’s contributions from treasury each quarter. The common shares are issued based on the weighted average closing price on the last twenty trading sessions prior to the end of the quarter.

The number of shares issued by the Company and the average of the price per share for the years ended December 31, 2012 and 2011 are as follows:

	Years ended December 31,
	2012	2011
Common shares issued (000’s)	758	421
Average price of shares issued ($/unit)	$9.84	$14.71

17.       EARNINGS (LOSS) PER SHARE

Basic and diluted net loss from continuing operations attributable to common shareholders of Kinross for the year ended December 31, 2012 was $2,548.8 million (year ended December 31, 2011 - $2,093.4 million).  Basic and diluted net loss attributable to common shareholders of Kinross for the year ended December 31, 2012 was $2,504.9 million (year ended December 31, 2011 - $2,073.6 million).

Loss per share has been calculated using the weighted average number of common shares and common share equivalents issued and outstanding during the period. Stock options and common share purchase warrants are reflected in diluted earnings per share by application of the treasury method. The following table details the weighted average number of outstanding common shares for the purpose of computing basic and diluted earnings (loss) per common share for the following periods:

	Years ended December 31,
(Number of common shares in thousands)	2012	2011
Basic weighted average shares outstanding:	1,139,058	1,135,999
Weighted average shares dilution adjustments:
Stock options (a)	—	—
Restricted shares	—	—
Performance shares	—	—
Common share purchase warrants (a)	—	—
Convertible debentures	—	—
Diluted weighted average shares outstanding	1,139,058	1,135,999

Weighted average shares dilution adjustments - exclusions: (b)
Stock options	13,104	10,293
Restricted shares	3,979	2,602
Performance shares	1,048	503
Common share purchase warrants	45,455	48,680
Convertible senior notes	48,519	16,405

(a)         Dilutive stock options and warrants were determined using the Company’s average share price for the year.  For the years ended December 31, 2012 and 2011 the average share price used was $9.48 and $15.45, respectively.

(b)         These adjustments were excluded, as they were anti-dilutive.

18.       INCOME TAX EXPENSE

The following table shows the components of the current and deferred tax expense:

	Years ended December 31,
	2012	2011

Current tax expense
Current period	$467.6	$388.6
Adjustment for prior period	14.6	3.1

Deferred tax expense
Origination and reversal of temporary differences	(302.6)	123.2
Impact of changes in tax rate	119.2	(8.6)
Change in unrecognized deductible temporary differences	(37.4)	—
Recognition of previously unrecognized tax losses	0.1	(9.5)
	$261.5	$496.8

The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the effective tax rate is as follows:

	2012	2011
Combined statutory income tax rate	26.5%	28.3%

Increase (decrease) resulting from:
Mining taxes	0.1%	(0.8)%
Resource allowance and depletion	0.4%	0.4%
Difference in foreign tax rates and FX (gain) loss on translation of tax basis and FX on deferred income taxes within income tax expense	(4.2)%	(14.0)%
Benefit of losses not recognized	(2.2)%	(1.7)%
Recognition of tax attributes not previously benefited	0.1%	1.5%
Under (over) provided in prior periods	(1.5)%	0.7%
Income not subject to tax	1.7%	3.8%
Effect of non-deductible goodwill impairment	(24.8)%	(47.8)%
Enacted rate change	(5.2)%	0.6%
Taxes on repatriation of foreign earnings	(0.8)%	(3.1)%
Other	(1.5)%	(0.2)%
Effective tax rate	(11.4)%	(32.3)%

i.                 Deferred income tax

The following table summarizes the components of deferred income tax:

	December 31, 2012	December 31, 2011
Deferred tax assets
Accrued expenses and other	$110.8	$105.9
Reclamation and remediation obligations	169.8	133.4
Inventory capitalization	0.4	5.3
Non-capital loss carryforwards	2.7	0.7
	283.7	245.3
Deferred tax liabilities
Accrued expenses and other	18.2	14.5
Property, plant and equipment	874.9	1,061.6
Inventory capitalization	21.1	26.4
Deferred tax liabilities - net	$630.5	$857.2

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

Movement in net deferred tax liabilities:

	December 31, 2012	December 31, 2011

Balance at the beginning of the period	$857.2	$798.9
Recognized in profit/loss	(220.7)	105.1
Recognized in OCI	10.4	(34.3)
Discontinued operations	(14.1)	3.3
Other	(2.3)	(15.8)
Balance at the end of the period	$630.5	$857.2

ii.             Unrecognized deferred tax assets and liabilities

The aggregate amount of taxable temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized, as at December 31, 2012 is $8.7 billion (December 31, 2011 – $9.9 billion).

Deferred tax assets have not been recognized in respect of the following items:

	December 31, 2012	December 31, 2011
Deductible temporary differences	$69.2	$102.0
Tax losses	138.7	118.1

The tax losses not recognized expire as per the amount and years noted below.  The deductible temporary differences do not expire under current tax legislation.  Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the group can utilize the benefits therefrom.

iii.         Non-capital losses (not recognized)

The following table summarizes the Company’s non-capital losses that can be applied against future taxable profit:

Country	Type	Amount	Expiry Date

Canada	Net operating losses	$209.1	2013 - 2032
United States(a)	Net operating losses	27.3	2013 - 2032
Chile	Net operating losses	138.0	No expiry
Mexico	Net operating losses	13.3	2017 - 2022
Barbados	Net operating losses	799.8	2013 - 2020
Other	Net operating losses	83.9	2022

(a)         Utilization of the United States loss carry forwards will be limited in any year as a result of the previous changes in ownership.

19.       SEGMENTED INFORMATION

The Company operates primarily in the gold mining industry and its major product is gold. Its activities include gold production, acquisition, exploration and development of gold properties.  The Company’s primary mining operations are in the United States, the Russian Federation, Brazil, Ecuador, Chile, Ghana and Mauritania.

The reportable segments are those operations whose operating results are reviewed by the Chief Executive Officer to make decisions about resources to be allocated to the segment and assess its performance provided those operations pass certain quantitative thresholds.  Operations whose revenues, earnings or losses or assets exceed 10% of the total consolidated revenue, earnings or losses or assets are reportable segments.

In order to determine reportable operating segments, management reviewed various factors, including geographical location and managerial structure.  It was determined by management that a reportable operating segment consists of an individual mining property managed by a single general manager and management team.  Certain properties that are in development or have not reached commercial production levels are considered reportable segments because they have reached quantitative thresholds.  These have been identified as non-operating segments.  There are no material intersegment transactions. Finance income, finance expense, other income (expense), and equity in losses of associates are managed on a consolidated basis and are not allocated to operating segments.

Non-mining and other operations are reported in Corporate and other.

On June 28, 2012, the Company completed the sale of its 50% interest in the Crixás gold mine to a subsidiary of AngloGold for gross cash proceeds of $220.0 million, resulting in an after-tax gain on disposal of $33.8 million.  As a result, Crixás is no longer a reportable segment, and is considered a discontinued operation. See Note 6(i).

i.                 Operating segments

The following tables set forth operating results by reportable segment for the following periods:

	Operating segments									Non-operating segments (a)
Year ended December 31, 2012:	Fort Knox	Round Mountain	Paracatu	La Coipa	Maricunga	Kupol	Kettle River- Buckhorn	Tasiast	Chirano	Fruta del Norte	Corporate and other (b)	Total
Revenue
Metal sales	$556.3	317.2	785.1	292.7	395.0	910.3	260.1	297.0	497.7	—	—	$4,311.4
Cost of sales
Production cost of sales	221.2	136.7	415.4	169.2	184.8	272.9	75.6	159.7	215.3	—	—	1,850.8
Depreciation, depletion and amortization	66.8	28.2	85.3	49.7	22.1	107.7	73.9	75.4	163.3	0.1	8.7	681.2
Impairment charges	—	—	—	—	—	—	—	3,416.3	111.3	—	—	3,527.6
Total cost of sales	288.0	164.9	500.7	218.9	206.9	380.6	149.5	3,651.4	489.9	0.1	8.7	6,059.6
Gross profit (loss)	$268.3	152.3	284.4	73.8	188.1	529.7	110.6	(3,354.4)	7.8	(0.1)	(8.7)	$(1,748.2)
Other operating expense	—	—	—	0.4	8.4	1.2	2.4	37.6	6.6	1.8	26.0	84.4
Exploration and business development	7.4	1.1	0.2	5.6	0.8	27.5	18.0	74.6	9.5	5.0	85.2	234.9
General and administrative	—	—	—	—	—	5.5	—	0.2	—	—	173.4	179.1
Operating earnings (loss)	$260.9	151.2	284.2	67.8	178.9	495.5	90.2	(3,466.8)	(8.3)	(6.9)	(293.3)	$(2,246.6)
Other expense — net												(2.2)
Equity in losses of associate												(6.5)
Finance income												5.3
Finance expense												(42.1)

Loss from continuing operations before taxes												$(2,292.1)

Earnings from discontinued operations before taxes (d)												$112.7

	Operating segments									Non-operating segments(a)
Year ended December 31, 2011:	Fort Knox	Round Mountain	Paracatu	La Coipa	Maricunga	Kupol (c)	Kettle River-Buckhorn	Tasiast	Chirano	Fruta del Norte	Corporate and other(b)(c)	Total

Revenue
Metal sales	$454.0	295.0	709.7	255.4	364.7	761.1	279.4	308.9	414.3	—	—	$3,842.5

Cost of sales
Production cost of sales	199.1	129.2	323.9	145.5	105.5	247.8	74.9	138.2	182.0	—	—	1,546.1
Depreciation, depletion and amortization	57.6	28.7	60.7	28.5	19.2	123.5	80.9	63.5	95.5	—	6.0	564.1
Impairment charges	—	—	—	—	—	—	—	2,490.1	447.5	—	—	2,937.6
Total cost of sales	256.7	157.9	384.6	174.0	124.7	371.3	155.8	2,691.8	725.0	—	6.0	5,047.8
Gross profit (loss)	$197.3	137.1	325.1	81.4	240.0	389.8	123.6	(2,382.9)	(310.7)	—	(6.0)	$(1,205.3)
Other operating expense (income)	1.3	0.9	8.2	4.3	0.5	0.8	(0.4)	12.2	1.2	—	33.1	62.1
Exploration and business development	6.9	0.6	0.1	9.2	0.3	8.9	8.9	24.8	4.7	3.9	66.2	134.5
General and administrative	—	—	0.7	—	—	0.3	—	0.1	—	0.2	172.3	173.6
Operating earnings (loss)	$189.1	135.6	316.1	67.9	239.2	379.8	115.1	(2,420.0)	(316.6)	(4.1)	(277.6)	$(1,575.5)
Other income - net												101.1
Equity in losses of associate												(2.3)
Finance income												6.2
Finance expense												(65.5)

Loss from continuing operations before taxes												$(1,536.0)

Earnings from discontinued operations before taxes (d)												$33.8

(a)         Non-operating segments include development properties.

(b)         Includes corporate, Cerro Casale, shutdown and other non-operating assets (including Lobo-Marte and White Gold).

(c)         As of December 31, 2011, Dvoinoye was reclassified into the Kupol segment.

(d)         On June 28, 2012, the Company disposed of its interest in Crixás. Earnings include the pre-tax gain on disposal. See Note 6(i).

	Operating segments									Non-operating segments(a)
	Fort Knox	Round Mountain	Paracatu	La Coipa	Maricunga	Kupol	Kettle River- Buckhorn	Tasiast	Chirano	Fruta del Norte	Corporate and other (b)	Discontinued operations (e)	Total
Property, plant and equipment at:
December 31, 2012	$463.1	250.8	1,871.1	208.6	585.8	1,151.4	106.3	1,876.7	1,138.7	706.1	620.2	—	$8,978.8

Total assets at:
December 31, 2012	$668.7	359.5	2,222.5	534.2	1,023.4	2,096.3	148.8	2,517.7	1,710.7	709.6	2,891.0	—	$14,882.4

Capital expenditures for year ended December 31, 2012(d)	$142.8	67.7	310.0	72.7	123.0	169.8	9.7	893.4	79.0	67.9	66.2	7.4	$2,009.6

	Operating segments									Non-operating segments(a)
	Fort Knox	Round Mountain	Paracatu	La Coipa	Maricunga	Kupol (c)	Kettle River- Buckhorn	Tasiast	Chirano	Fruta del Norte	Corporate and other(b)(c)	Discontinued operations (e)	Total
Property, plant and equipment at:
December 31, 2011	$394.8	203.4	1,586.0	162.2	490.8	1,076.9	171.2	2,370.6	1,210.3	638.2	560.1	94.9	$8,959.4

Total assets at:
December 31, 2011	$547.1	311.8	1,884.8	475.4	870.6	1,937.0	207.5	4,930.6	1,922.6	647.4	2,610.8	163.2	$16,508.8

Capital expenditures for year ended December 31, 2011(d)	$103.5	48.2	339.4	64.6	149.3	195.9	13.4	469.2	94.3	90.7	60.7	22.3	$1,651.5

(a)         Non-operating segments include development properties.

(b)         Includes corporate, Cerro Casale, shutdown and other non-operating assets (including Lobo-Marte and White Gold).

(c)         As of December 31, 2011, Dvoinoye was reclassified into the Kupol segment.

(d)         Segmented capital expenditures are presented on an accrual basis. Additions to property, plant and equipment in the consolidated statement of cash flows are presented on a cash basis.

(e)         On June 28, 2012, the Company disposed of its interest in Crixás. See Note 6(i).

ii.             Geographic segments

Metal sales and Property, plant and equipment by geographical region:

	Metal sales (b)		Property, plant and equipment
	Years ended December 31,		As at December 31,
	2012	2011	2012	2011
Geographic information (a)
United States	$1,133.6	$1,028.4	$825.3	$771.8
Russian Federation	910.3	761.1	1,151.8	1,076.9
Brazil	785.1	709.7	1,875.1	1,681.1
Chile	687.7	620.1	1,209.1	1,022.6
Mauritania	297.0	308.9	1,887.0	2,378.0
Ghana	497.7	414.3	1,158.6	1,230.2
Ecuador	—	—	706.1	638.2
Canada	—	—	165.8	160.6
Total	$4,311.4	$3,842.5	$8,978.8	$8,959.4

(a)         Geographic location is determined based on location of the mining assets.

(b)         Metal sales for Brazil exclude Crixás. See Note 6(i).

iii.         Significant customers

The following table represents sales to individual customers exceeding 10% of annual metal sales for the following periods:

For the year ended December 31, 2012:	Fort Knox	Round Mountain	Paracatu	La Coipa	Maricunga	Kupol	Kettle River- Buckhorn	Tasiast	Chirano	Total

Customer
1	$138.1	78.8	278.1	85.3	196.3	360.0	64.6	117.3	60.2	$1,378.7
2	—	—	—	—	—	598.9	—	—	—	598.9
3	89.7	51.1	—	36.2	—	—	41.9	48.5	187.2	454.6
										$2,432.2
% of total metal sales										56.4%

For the year ended December 31, 2011:	Fort Knox	Round Mountain	Paracatu	La Coipa	Maricunga	Kupol	Kettle River- Buckhorn	Tasiast	Chirano	Total

Customer
1	$134.4	87.3	212.5	95.0	12.4	482.7	82.7	131.9	148.0	$1,386.9
2	—	—	—	—	—	521.9	—	—	—	521.9
										$1,908.8
% of total metal sales										49.7%

The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide.

20.       COMMITMENTS AND CONTINGENCIES

i.                 Commitments

Operating leases

The Company has a number of operating lease agreements involving office space and equipment. The operating leases for equipment provide that the Company may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment at its fair market value. The operating leases for certain office facilities contain escalation clauses for increases in operating costs and property taxes. A majority of these leases are cancelable and are renewable on a yearly basis. Future minimum lease payments required to meet obligations that have initial or remaining non-cancelable lease terms in excess of one year are $11.1 million, $7.0 million, $7.1 million, $7.1 million and $7.0 million for each year from 2013 to 2017, respectively, and $14.3 million thereafter.

Purchase commitments

At December 31, 2012, the Company had future commitments of approximately $90.3 million (December 31, 2011 — $103.6 million) for capital expenditures.

ii.             Contingencies

General

Estimated losses from contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

Cerro Casale contingency

The Company was obligated to pay $40 million to Barrick when a production decision is made relating to the Cerro Casale project. During the first quarter of 2010, this contingent liability was reduced to $20 million in accordance with the agreement with Barrick under which the Company sold one-half of its 50% interest in the Cerro Casale project.

Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, and currently, except in the case of the actions described below, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows.

A putative securities class action complaint was filed on February 16, 2012 (the “U.S. Complaint”), entitled Bo Young Cha v. Kinross Gold Corporation et al., in the United States District Court for the Southern District of New York (the “Court”).  The U.S. Complaint named as defendants the Company, Tye Burt, former President and CEO, Paul Barry, former Executive Vice President and Chief Financial Officer, Glen Masterman, Senior Vice President, Exploration and Kenneth Thomas, former Senior Vice President, Projects. On May 31, 2012, the Court selected the City of Austin Police Retirement System (“City of Austin”) to be lead plaintiff. Pursuant to an order of the Court, City of Austin filed an amended Complaint on July 23, 2012 (the “Amended U.S. Complaint”).  The Amended U.S. Complaint alleges among other things, that, between August 2, 2010 and January 17, 2012, the Defendants inflated Kinross’ share price by knowingly or recklessly making material misrepresentations concerning (i) the extent and quality of the due diligence Kinross performed prior to its acquisition of Red Back and (ii) Kinross’ schedule for developing the Tasiast mine.  Defendants filed a motion to dismiss the Amended U.S. Complaint on September 7, 2012 and oral argument on the motion to dismiss took place on November 30, 2012.  The parties are awaiting the Court’s ruling on the motion to dismiss, which Kinross expects to take place during the first half of 2013. Defendants intend to vigorously defend against the Amended U.S. Complaint and believe it is without merit.

A notice of action in a proposed class proceeding under Ontario’s Class Proceedings Act, 1992, was filed in the Ontario Superior Court of Justice (the “Ontario Court”) on March 12, 2012, entitled Trustees of the Musicians’ Pension Fund of Canada v. Kinross Gold Corporation et al. (the “First Ontario Action”). A statement of claim in the First Ontario Action was subsequently served on April 11, 2012. The Ontario Action named as defendants the Company, Tye Burt, former President and CEO, Paul Barry, former Executive Vice President and Chief Financial Officer, Glen Masterman, Senior Vice President, Exploration, and Kenneth Thomas, former Senior Vice President, Projects. The First Ontario Action alleges, among other things, that Kinross made a number of misrepresentations relating to the quantity and quality of gold ore at the Tasiast mine and the costs of operating the mine, and that Kinross and the individual defendants knew that such misrepresentations were false or misleading when made. The plaintiff is seeking certification of the action as a class proceeding and leave to proceed under the statutory civil liability provisions of Ontario’s Securities Act.  A hearing on the plaintiff’s certification motion has been scheduled for October 22-25, 2013. The plaintiff is also seeking various relief, including damages in the amount of CDN$4 billion and costs of the action. Kinross intends to vigorously defend against the First Ontario Action and believes it is without merit.

A notice of action in a second proposed class proceeding was filed in the Ontario Court on March 16, 2012 and a corresponding statement of claim was served with the notice of action on April 17, 2012 entitled Earl Downey and John Doe I v. Kinross Gold Corporation et al. (the “Second Ontario Action”). The Second Ontario Action names the same defendants as the First Ontario Action and, in addition, names Tasiast Mauritanie Limited S.A. (“TMLSA”), an indirect subsidiary of Kinross that is incorporated and headquartered in Mauritania. TMLSA disputes that it was validly served with the claim in Ontario and reserves its right to contest the jurisdiction of the Ontario Court. The allegations in the Second Ontario Action are similar to those advanced in the First Ontario Action. Various forms of relief are sought, including damages in the amount of CDN$3.5 billion and costs of the action. Subsequent to the service of the statement of claim in the Second Ontario action, it came to Kinross’ attention that the same law firm that acts for the plaintiff in the Second Ontario Action had filed statements of claim making virtually identical allegations against the same defendants on behalf of the same proposed class with the Supreme Court of British Columbia and the Court of Queen’s Bench of Alberta (the “Parallel British Columbia and

Alberta Actions”).  The firms representing the plaintiffs in the First Ontario Action and the Second Ontario Action reached an agreement on carriage whereby the First Ontario Action will proceed and the Second Ontario Action and the Parallel British Columbia and Alberta Actions will be discontinued. This agreement was disclosed to the Ontario Court on July 16, 2012 and an order granting the discontinuance was issued by the Ontario Court on December 10, 2012.

Income taxes

The Company operates in numerous countries around the world and accordingly is subject to, and pays, annual income taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews disputes can arise with the taxing authorities over the Company’s interpretation of the country’s income tax rules.

21.       RELATED PARTY TRANSACTIONS

There were no material related party transactions in 2012 and 2011 other than compensation of key management personnel.

Key management personnel

Compensation of key management personnel of the Company:

	Years ended December 31,
	2012	2011
Cash compensation - Salaries, short term incentives, and other benefits	$11.2	$15.9
Long term incentives, including share-based payments	13.9	12.3
Termination and post-retirement benefits	25.6	6.7
Total compensation paid to key management personnel	$50.7	$34.9

Key management personnel is defined as the Senior Leadership Team and members of the Board of Directors.

22.       CONSOLIDATING FINANCIAL STATEMENTS

The obligations of the Company under the senior notes are guaranteed by the following 100% owned subsidiaries of the Company (the “guarantor subsidiaries”): Kinross Gold U.S.A., Inc., Round Mountain Gold Corporation, Kinross Brasil Mineração S.A., Aurelian Resources Inc., BGO (Bermuda) Ltd., Crown Resources Corporation, Fairbanks Gold Mining, Inc., Melba Creek Mining, Inc., Compania Minera Mantos de Oro, Compania Minera Maricunga, Red Back Mining Inc., and Red Back Mining Mauritania No. 2 Ltd. All guarantees by the guarantor subsidiaries are joint and several, and full and unconditional; subject to certain customary release provisions contained in the indenture governing the senior notes.

The following tables contain separate financial information related to the guarantor subsidiaries as set out in the consolidating balance sheets as at December 31, 2012 and December 31, 2011 and the consolidating statements of operations, statements of comprehensive loss and statements of cash flows for the years ended December 31, 2012 and 2011. For purposes of this information, the financial statements of Kinross Gold Corporation and of the guarantor subsidiaries reflect investments in subsidiary companies on an equity accounting basis.

Consolidating balance sheet as at December 31, 2012

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non- guarantors	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$642.6	$524.2	$—	$1,166.8	$466.1	$—	$1,632.9
Restricted cash	15.5	3.0	—	18.5	39.6	—	58.1
Short-term investments	349.8	—	—	349.8	—	—	349.8
Accounts receivable and other assets	6.5	166.9	—	173.4	113.9	—	287.3
Intercompany receivables	528.6	2,874.3	(757.6)	2,645.3	3,818.1	(6,463.4)	—
Inventories	—	504.7	—	504.7	753.0	—	1,257.7
Unrealized fair value of derivative assets	3.1	11.9	—	15.0	—	—	15.0
	1,546.1	4,085.0	(757.6)	4,873.5	5,190.7	(6,463.4)	3,600.8
Non-current assets
Property, plant and equipment	20.9	3,457.0	—	3,477.9	5,500.9	—	8,978.8
Goodwill	—	424.4	—	424.4	712.3	—	1,136.7
Long-term investments	33.5	1.4	—	34.9	14.2	—	49.1
Investment in associate	—	—	—	—	515.8	—	515.8
Intercompany investments	9,873.6	1,889.3	(5,932.4)	5,830.5	7,545.5	(13,376.0)	—
Unrealized fair value of derivative assets	2.1	7.5	—	9.6	—	—	9.6
Deferred charges and other long-term assets	7.5	162.4	—	169.9	375.6	—	545.5
Long-term intercompany receivables	1,704.2	827.4	(1,822.5)	709.1	1,752.3	(2,461.4)	—
Deferred tax assets	—	48.0	—	48.0	(1.9)	—	46.1
Total assets	$13,187.9	$10,902.4	$(8,512.5)	$15,577.8	$21,605.4	$(22,300.8)	$14,882.4

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$71.5	$235.2	$—	$306.7	$326.1	$—	$632.8
Intercompany payables	198.9	1,902.6	(901.7)	1,199.8	5,251.7	(6,451.5)	—
Current tax payable	—	89.7	—	89.7	3.5	—	93.2
Current portion of long-term debt	452.9	3.3	—	456.2	60.0	—	516.2
Current portion of provisions	—	31.7	—	31.7	10.3	—	42.0
Current portion of unrealized fair value of derivative liabilities	0.4	21.6	—	22.0	—	—	22.0
	723.7	2,284.1	(901.7)	2,106.1	5,651.6	(6,451.5)	1,306.2
Non-current liabilities
Long-term debt	1,980.3	—	—	1,980.3	136.1	—	2,116.4
Provisions	9.9	527.2	—	537.1	184.3	—	721.4
Unrealized fair value of derivative liabilities	2.7	7.8	—	10.5	—	—	10.5
Other long-term liabilities	1.3	84.9	—	86.2	39.4	—	125.6
Long-term intercompany payables	619.8	1,919.6	(1,678.4)	861.0	1,612.3	(2,473.3)	—
Deferred tax liabilities	—	146.4	—	146.4	530.2	—	676.6
Total liabilities	3,337.7	4,970.0	(2,580.1)	5,727.6	8,153.9	(8,924.8)	4,956.7

Equity
Common shareholders' equity
Common share capital and common share purchase warrants	$14,692.5	$3,481.0	$(3,481.0)	$14,692.5	$18,115.2	$(18,115.2)	$14,692.5
Contributed surplus	89.9	82.8	(82.8)	89.9	1,358.0	(1,358.0)	89.9
Retained earnings (accumulated deficit)	(4,937.1)	2,368.7	(2,368.7)	(4,937.1)	(6,094.5)	6,094.5	(4,937.1)
Accumulated other comprehensive income (loss)	4.9	(0.1)	0.1	4.9	(2.7)	2.7	4.9
Total common shareholders' equity	9,850.2	5,932.4	(5,932.4)	9,850.2	13,376.0	(13,376.0)	9,850.2
Non-controlling interest	—	—	—	—	75.5	—	75.5
Total equity	9,850.2	5,932.4	(5,932.4)	9,850.2	13,451.5	(13,376.0)	9,925.7

Total liabilities and equity	$13,187.9	$10,902.4	$(8,512.5)	$15,577.8	$21,605.4	$(22,300.8)	$14,882.4

Consolidating balance sheet as at December 31, 2011

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non- guarantors	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$1,062.7	$232.0	$—	$1,294.7	$471.3	$—	$1,766.0
Restricted cash	15.5	4.2	—	19.7	42.4	—	62.1
Short-term investments	—	—	—	—	1.3	—	1.3
Accounts receivable and other assets	4.6	148.8	—	153.4	156.0	—	309.4
Intercompany receivables	430.5	2,392.6	(893.4)	1,929.7	4,045.2	(5,974.9)	—
Inventories	—	368.2	—	368.2	608.0	—	976.2
Unrealized fair value of derivative assets	0.2	2.6	—	2.8	—	—	2.8
	1,513.5	3,148.4	(893.4)	3,768.5	5,324.2	(5,974.9)	3,117.8
Non-current assets
Property, plant and equipment	15.4	2,953.2	—	2,968.6	5,990.8	—	8,959.4
Goodwill	—	424.5	—	424.5	2,995.8	—	3,420.3
Long-term investments	56.8	1.4	—	58.2	21.2	—	79.4
Investment in associate	—	—	—	—	502.5	—	502.5
Intercompany investments	12,283.7	5,168.9	(8,538.0)	8,914.6	6,992.2	(15,906.8)	—
Unrealized fair value of derivative assets	—	1.1	—	1.1	—	—	1.1
Deferred charges and other long-term assets	3.6	166.6	—	170.2	236.2	—	406.4
Long-term intercompany receivables	1,391.0	1,330.2	(1,341.1)	1,380.1	1,972.0	(3,352.1)	—
Deferred tax assets	—	24.3	—	24.3	(2.4)	—	21.9
Total assets	$15,264.0	$13,218.6	$(10,772.5)	$17,710.1	$24,032.5	$(25,233.8)	$16,508.8

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$74.3	$218.0	$—	$292.3	$283.0	$—	$575.3
Intercompany payables	334.0	2,059.8	(981.4)	1,412.4	4,550.6	(5,963.0)	—
Current tax payable	—	44.4	—	44.4	38.5	—	82.9
Current portion of long-term debt	(0.3)	32.2	—	31.9	0.8	—	32.7
Current portion of provisions	—	28.0	—	28.0	10.1	—	38.1
Current portion of unrealized fair value of derivative liabilities	21.3	45.4	—	66.7	—	—	66.7
	429.3	2,427.8	(981.4)	1,875.7	4,883.0	(5,963.0)	795.7
Non-current liabilities
Long-term debt	1,402.1	3.2	—	1,405.3	195.1	—	1,600.4
Provisions	13.2	416.9	—	430.1	167.0	—	597.1
Unrealized fair value of derivative liabilities	3.0	29.7	—	32.7	—	—	32.7
Other long-term liabilities	1.2	79.0	—	80.2	52.9	—	133.1
Long-term intercompany payables	1,024.8	1,637.0	(1,253.1)	1,408.7	1,955.3	(3,364.0)	—
Deferred tax liabilities	—	87.0	—	87.0	792.1	—	879.1
Total liabilities	2,873.6	4,680.6	(2,234.5)	5,319.7	8,045.4	(9,327.0)	4,038.1

Equity
Common shareholders' equity
Common share capital and common share purchase warrants	$14,656.6	$3,246.8	$(3,246.8)	$14,656.6	$17,617.2	$(17,617.2)	$14,656.6
Contributed surplus	81.4	82.8	(82.8)	81.4	1,137.7	(1,137.7)	81.4
Retained earnings (accumulated deficit)	(2,249.9)	5,254.1	(5,254.1)	(2,249.9)	(2,792.3)	2,792.3	(2,249.9)
Accumulated other comprehensive income (loss)	(97.7)	(45.7)	45.7	(97.7)	(55.8)	55.8	(97.7)
Total common shareholders' equity	12,390.4	8,538.0	(8,538.0)	12,390.4	15,906.8	(15,906.8)	12,390.4
Non-controlling interest	—	—	—	—	80.3	—	80.3
Total equity	12,390.4	8,538.0	(8,538.0)	12,390.4	15,987.1	(15,906.8)	12,470.7

Total liabilities and equity	$15,264.0	$13,218.6	$(10,772.5)	$17,710.1	$24,032.5	$(25,233.8)	$16,508.8

Consolidating statement of operations for the year ended December 31, 2012

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non- guarantors	Eliminations	Consolidated
Revenue
Metal sales	$—	$2,342.2	$—	$2,342.2	$1,969.2	$—	$4,311.4

Cost of sales
Production cost of sales	—	1,121.4	—	1,121.4	729.4	—	1,850.8
Depreciation, depletion and amortization	6.2	289.6	—	295.8	385.4	—	681.2
Impairment charges	—	—	—	—	3,527.6	—	3,527.6
Total cost of sales	6.2	1,411.0	—	1,417.2	4,642.4	—	6,059.6
Gross profit (loss)	(6.2)	931.2	—	925.0	(2,673.2)	—	(1,748.2)
Other operating expense	4.4	10.3	—	14.7	69.7	—	84.4
Exploration and business development	35.1	34.9	—	70.0	164.9	—	234.9
General and administrative	133.6	24.4	—	158.0	21.1	—	179.1
Operating earnings (loss)	(179.3)	861.6	—	682.3	(2,928.9)	—	(2,246.6)
Other income (expense) - net	28.0	(11.8)	—	16.2	1,422.4	(1,440.8)	(2.2)
Equity in losses of associate and intercompany investments	(2,407.2)	(3,268.5)	2,731.1	(2,944.6)	(6.5)	2,944.6	(6.5)
Finance income	29.9	3.6	(26.8)	6.7	16.2	(17.6)	5.3
Finance expense	(12.6)	(47.7)	26.8	(33.5)	(26.2)	17.6	(42.1)
Loss before taxes	(2,541.2)	(2,462.8)	2,731.1	(2,272.9)	(1,523.0)	1,503.8	(2,292.1)
Income tax recovery (expense) - net	(9.1)	(268.3)	—	(277.4)	15.9	—	(261.5)
Loss from continuing operations after tax	(2,550.3)	(2,731.1)	2,731.1	(2,550.3)	(1,507.1)	1,503.8	(2,553.6)
Earnings from discontinued operations after tax	45.4	—	—	45.4	48.8	(50.3)	43.9
Net loss	$(2,504.9)	$(2,731.1)	$2,731.1	$(2,504.9)	$(1,458.3)	$1,453.5	$(2,509.7)
Net earnings (loss) from continuing operations attributable to:
Non-controlling interest	$—	$—	$—	$—	$(4.8)	$—	$(4.8)
Common shareholders	$(2,550.3)	$(2,731.1)	$2,731.1	$(2,550.3)	$(1,502.3)	$1,503.8	$(2,548.8)
Net earnings (loss) attributable to:
Non-controlling interest	$—	$—	$—	$—	$(4.8)	$—	$(4.8)
Common shareholders	$(2,504.9)	$(2,731.1)	$2,731.1	$(2,504.9)	$(1,453.5)	$1,453.5	$(2,504.9)

Consolidating statement of operations for the year ended December 31, 2011

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non- guarantors	Eliminations	Consolidated
Revenue
Metal sales	$—	$2,019.2	$—	$2,019.2	$1,823.3	$—	$3,842.5

Cost of sales
Production cost of sales	—	864.8	—	864.8	681.3	—	1,546.1
Depreciation, depletion and amortization	5.4	235.3	—	240.7	323.4	—	564.1
Impairment charges	—	—	—	—	2,937.6	—	2,937.6
Total cost of sales	5.4	1,100.1	—	1,105.5	3,942.3	—	5,047.8
Gross profit (loss)	(5.4)	919.1	—	913.7	(2,119.0)	—	(1,205.3)
Other operating expense	11.8	13.7	—	25.5	36.6	—	62.1
Exploration and business development	26.1	31.2	—	57.3	77.2	—	134.5
General and administrative	132.3	22.4	—	154.7	18.9	—	173.6
Operating earnings (loss)	(175.6)	851.8	—	676.2	(2,251.7)	—	(1,575.5)
Other income (expense) - net	235.3	(38.9)	—	196.4	1,839.8	(1,935.1)	101.1
Equity in losses of associate and intercompany investments	(2,095.3)	(2,662.1)	2,095.3	(2,662.1)	(2.3)	2,662.1	(2.3)
Finance income	6.0	6.2	—	12.2	23.4	(29.4)	6.2
Finance expense	(40.2)	(25.9)	—	(66.1)	(28.8)	29.4	(65.5)
Loss before taxes	(2,069.8)	(1,868.9)	2,095.3	(1,843.4)	(419.6)	727.0	(1,536.0)
Income tax recovery (expense) - net	(34.2)	(226.4)	—	(260.6)	(236.2)	—	(496.8)
Loss from continuing operations after tax	(2,104.0)	(2,095.3)	2,095.3	(2,104.0)	(655.8)	727.0	(2,032.8)
Earnings from discontinued operations after tax	30.4	—	—	30.4	30.4	(41.0)	19.8
Net loss	$(2,073.6)	$(2,095.3)	$2,095.3	$(2,073.6)	$(625.4)	$686.0	$(2,013.0)
Net earnings (loss) from continuing operations attributable to:
Non-controlling interest	$—	$—	$—	$—	$60.6	$—	$60.6
Common shareholders	$(2,104.0)	$(2,095.3)	$2,095.3	$(2,104.0)	$(716.4)	$727.0	$(2,093.4)
Net earnings (loss) attributable to:
Non-controlling interest	$—	$—	$—	$—	$60.6	$—	$60.6
Common shareholders	$(2,073.6)	$(2,095.3)	$2,095.3	$(2,073.6)	$(686.0)	$686.0	$(2,073.6)

Consolidating statement of comprehensive loss for the year ended December 31, 2012

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non- guarantors	Eliminations	Consolidated
Net loss	$(2,504.9)	$(2,731.1)	$2,731.1	$(2,504.9)	$(1,458.3)	$1,453.5	$(2,509.7)

Other comprehensive income (loss), net of tax:
Change in fair value of investments (a)	(11.0)	2.1	—	(8.9)	(5.9)	—	(14.8)
Reclassification to earnings for impairment charges	14.0	—	—	14.0	10.3	—	24.3
Accumulated other comprehensive loss related to investments sold (b)	(6.3)	—	—	(6.3)	—	—	(6.3)
Changes in fair value of derivative financial instruments designated as cash flow hedges (c)	5.2	35.5	—	40.7	—	—	40.7
Accumulated other comprehensive income (loss) related to derivatives settled (d)	(0.5)	10.5	—	10.0	48.7	—	58.7
	1.4	48.1	—	49.5	53.1	—	102.6
Equity in other comprehensive income (loss) of intercompany investments	101.2	(2.4)	(45.7)	53.1	—	(53.1)	—
Total comprehensive loss	$(2,402.3)	$(2,685.4)	$2,685.4	$(2,402.3)	$(1,405.2)	$1,400.4	$(2,407.1)

Comprehensive loss from continuing operations	$(2,447.7)	$(2,685.4)	$2,685.4	$(2,447.7)	$(1,454.0)	$1,450.7	$(2,451.0)
Comprehensive income from discontinued operations	45.4	—	—	45.4	48.8	(50.3)	43.9
Comprehensive loss	$(2,402.3)	$(2,685.4)	$2,685.4	$(2,402.3)	$(1,405.2)	$1,400.4	$(2,407.1)
Attributable to non-controlling interest	$—	$—	$—	$—	$(4.8)	$—	$(4.8)
Attributable to common shareholders	$(2,402.3)	$(2,685.4)	$2,685.4	$(2,402.3)	$(1,400.4)	$1,400.4	$(2,402.3)

(a) Net of tax of	$(0.9)	—	—	$(0.9)	$(1.1)	—	$(2.0)
(b) Net of tax of	—	—	—	—	—	—	—
(c) Net of tax of	—	$6.7	—	$6.7	—	—	$6.7
(d) Net of tax of	—	$7.7	—	$7.7	—	—	$7.7

Consolidating statement of comprehensive loss for the year ended December 31, 2011

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non- guarantors	Eliminations	Consolidated
Net loss	$(2,073.6)	$(2,095.3)	$2,095.3	$(2,073.6)	$(625.4)	$686.0	$(2,013.0)

Other comprehensive income (loss), net of tax:
Change in fair value of investments (a)	(7.0)	(2.0)	—	(9.0)	(27.9)	—	(36.9)
Reclassification to earnings for impairment charges	—	—	—	—	—	—	—
Accumulated other comprehensive loss related to investments sold (b)	(30.2)	—	—	(30.2)	—	—	(30.2)
Changes in fair value of derivative financial instruments designated as cash flow hedges (c)	(1.4)	(44.6)	—	(46.0)	(20.0)	—	(66.0)
Accumulated other comprehensive income (loss) related to derivatives settled (d)	(4.9)	(23.9)	—	(28.8)	243.5	—	214.7
	(43.5)	(70.5)	—	(114.0)	195.6	—	81.6
Equity in other comprehensive income (loss) of intercompany investments	125.1	(10.7)	81.2	195.6	—	(195.6)	—
Total comprehensive loss	$(1,992.0)	$(2,176.5)	$2,176.5	$(1,992.0)	$(429.8)	$490.4	$(1,931.4)

Comprehensive loss from continuing operations	$(2,022.4)	$(2,176.5)	$2,176.5	$(2,022.4)	$(460.2)	$531.4	$(1,951.2)
Comprehensive income from discontinued operations	30.4	—	—	30.4	30.4	(41.0)	19.8
Comprehensive loss	$(1,992.0)	$(2,176.5)	$2,176.5	$(1,992.0)	$(429.8)	$490.4	$(1,931.4)
Attributable to non-controlling interest	$—	$—	$—	$—	$60.6	$—	$60.6
Attributable to common shareholders	$(1,992.0)	$(2,176.5)	$2,176.5	$(1,992.0)	$(490.4)	$490.4	$(1,992.0)

(a) Net of tax of	$(1.2)	—	—	$(1.2)	$(3.0)	—	$(4.2)
(b) Net of tax of	—	—	—	—	—	—	—
(c) Net of tax of	—	$(16.2)	—	$(16.2)	—	—	$(16.2)
(d) Net of tax of	—	$(13.8)	—	$(13.8)	—	—	$(13.8)

Consolidating statement of cash flows for the year ended December 31, 2012

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated
Net inflow (outflow) of cash related to the following activities:
Operating:
Loss from continuing operations	$(2,550.3)	$(2,731.1)	$2,731.1	$(2,550.3)	$(1,507.1)	$1,503.8	$(2,553.6)
Adjustments to reconcile net earnings from continuing operations to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	6.2	289.6	—	295.8	385.4	—	681.2
(Gains) losses on acquisition/disposition of assets and investments - net	(5.3)	(2.1)	—	(7.4)	0.3	—	(7.1)
Equity in losses of associate and intercompany investments	2,407.2	3,268.5	(2,731.1)	2,944.6	6.5	(2,944.6)	6.5
Non-hedge derivative (gains) losses - net	(21.2)	(4.6)	—	(25.8)	7.8	—	(18.0)
Settlement of derivative instruments	0.2	4.1	—	4.3	48.6	—	52.9
Share-based compensation expense	38.0	—	—	38.0	—	—	38.0
Accretion expense	3.2	14.2	—	17.4	7.5	—	24.9
Deferred tax (recovery) expense	1.0	25.6	—	26.6	(247.3)	—	(220.7)
Foreign exchange (gains) losses and other	12.3	24.2	—	36.5	(3.3)	—	33.2
Reclamation expense	—	—	—	—	10.8	—	10.8
Impairment charges	—	—	—	—	3,527.6	—	3,527.6
Changes in operating assets and liabilities:
Accounts receivable and other assets	(2.7)	(32.8)	—	(35.5)	15.1	—	(20.4)
Inventories	—	(99.2)	—	(99.2)	(197.8)	—	(297.0)
Accounts payable and accrued liabilities	(4.4)	190.3	—	185.9	278.0	—	463.9
Cash flow provided from operating activities	(115.8)	946.7	—	830.9	2,332.1	(1,440.8)	1,722.2
Income taxes paid	(8.2)	(160.0)	—	(168.2)	(251.1)	—	(419.3)
Net cash flow of continuing operations provided from (used in) operating activities	(124.0)	786.7	—	662.7	2,081.0	(1,440.8)	1,302.9
Net cash flow of discontinued operations provided from (used in) operating activities	—	—	—	—	(47.6)	—	(47.6)
Investing:
Additions to property, plant and equipment	(11.3)	(656.8)	—	(668.1)	(1,256.6)	—	(1,924.7)
Net proceeds from the sale of long-term investments and other assets	11.8	—	—	11.8	—	—	11.8
Additions to long-term investments and other assets	(2.2)	(31.5)	—	(33.7)	(72.6)	—	(106.3)
Net proceeds from the sale of property, plant and equipment	—	2.3	—	2.3	0.3	—	2.6
Disposals (additions) of short-term investments	(349.8)	—	—	(349.8)	1.3	—	(348.5)
Note received from Harry Winston	—	—	—	—	—	—	—
Increase (decrease) in restricted cash	—	1.3	—	1.3	(3.3)	—	(2.0)
Interest received	1.1	0.5	—	1.6	3.3	—	4.9
Other	—	(0.1)	—	(0.1)	0.4	—	0.3
Net cash flow of continuing operations provided from (used in) investing activities	(350.4)	(684.3)	—	(1,034.7)	(1,327.2)	—	(2,361.9)
Net cash flow of discontinued operations provided from (used in) investing activities	—	—	—	—	198.9	—	198.9
Financing:
Issuance of common shares on exercise of options and warrants	6.4	—	—	6.4	—	—	6.4
Acquisition of CMGC 25% non-controlling interest	—	—	—	—	—	—	—
Proceeds from issuance of debt	996.1	545.0	—	1,541.1	—	—	1,541.1
Repayment of debt	—	(577.3)	—	(577.3)	—	—	(577.3)
Interest paid	(1.5)	(0.6)	—	(2.1)	(6.0)	—	(8.1)
Dividends received from / (paid to) common shareholders	371.3	(131.7)	—	239.6	(1,862.7)	1,440.8	(182.3)
Settlement of derivative instruments	—	—	—	—	—	—	—
Intercompany advances	(1,311.8)	354.4	—	(957.4)	957.4	—	—
Other	(6.2)	—	—	(6.2)	1.2	—	(5.0)
Net cash flow of continuing operations provided from (used in) financing activities	54.3	189.8	—	244.1	(910.1)	1,440.8	774.8
Net cash flow of discontinued operations used in financing activities	—	—	—	—	(0.6)	—	(0.6)
Effect of exchange rate changes on cash and cash equivalents of continuing operations	—	—	—	—	0.4	—	0.4
Increase (decrease) in cash and cash equivalents	(420.1)	292.2	—	(127.9)	(5.2)	—	(133.1)
Cash and cash equivalents, beginning of period	1,062.7	232.0	—	1,294.7	471.3	—	1,766.0
Cash and cash equivalents, end of period	$642.6	$524.2	$—	$1,166.8	$466.1	$—	$1,632.9

Consolidating statement of cash flows for the year ended December 31, 2011

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non- guarantors	Eliminations	Consolidated
Net inflow (outflow) of cash related to the following activities:
Operating:
Loss from continuing operations	$(2,104.0)	$(2,095.3)	$2,095.3	$(2,104.0)	$(655.8)	$727.0	$(2,032.8)
Adjustments to reconcile net earnings from continuing operations to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	5.4	235.3	—	240.7	323.4	—	564.1
(Gains) losses on acquisition/disposition of assets and investments - net	(30.5)	4.9	—	(25.6)	0.8	—	(24.8)
Equity in losses of associate and intercompany investments	2,095.3	2,662.1	(2,095.3)	2,662.1	2.3	(2,662.1)	2.3
Non-hedge derivative (gains) losses - net	(165.4)	38.0	—	(127.4)	68.3	—	(59.1)
Settlement of derivative instruments	—	—	—	—	(48.7)	—	(48.7)
Share-based compensation expense	36.5	—	—	36.5	—	—	36.5
Accretion expense	32.6	15.9	—	48.5	5.7	—	54.2
Deferred tax (recovery) expense	1.2	72.0	—	73.2	31.9	—	105.1
Foreign exchange (gains) losses and other	5.7	(10.7)	—	(5.0)	(32.0)	—	(37.0)
Reclamation expense	—	—	—	—	15.7	—	15.7
Impairment charges	—	—	—	—	2,937.6	—	2,937.6
Changes in operating assets and liabilities:				—		—	—
Accounts receivable and other assets	3.7	(59.2)	—	(55.5)	(63.8)	—	(119.3)
Inventories	—	(123.7)	—	(123.7)	(107.4)	—	(231.1)
Accounts payable and accrued liabilities	68.2	198.1	—	266.3	332.7	—	599.0
Cash flow provided from operating activities	(51.3)	937.4	—	886.1	2,810.7	(1,935.1)	1,761.7
Income taxes paid	(33.1)	(132.9)	—	(166.0)	(216.9)	—	(382.9)
Net cash flow of continuing operations provided from (used in) operating activities	(84.4)	804.5	—	720.1	2,593.8	(1,935.1)	1,378.8
Net cash flow of discontinued operations provided from (used in) operating activities	—	—	—	—	38.1	—	38.1
Investing:
Additions to property, plant and equipment	(7.8)	(703.9)	—	(711.7)	(917.5)	—	(1,629.2)
Net proceeds from the sale of long-term investments and other assets	101.4	—	—	101.4	—	—	101.4
Additions to long-term investments and other assets	(19.9)	8.0	—	(11.9)	(201.5)	—	(213.4)
Net proceeds from the sale of property, plant and equipment	0.1	1.4	—	1.5	0.4	—	1.9
Disposals (additions) of short-term investments	—	—	—	—	(1.3)	—	(1.3)
Note received from Harry Winston	70.0	—	—	70.0	—	—	70.0
Increase (decrease) in restricted cash	(15.5)	(4.2)	—	(19.7)	(34.3)	—	(54.0)
Interest received	4.6	2.1	—	6.7	0.6	—	7.3
Other	(3.0)	—	—	(3.0)	(0.2)	—	(3.2)
Net cash flow of continuing operations provided from (used in) investing activities	129.9	(696.6)	—	(566.7)	(1,153.8)	—	(1,720.5)
Net cash flow of discontinued operations provided from (used in) investing activities	—	—	—	—	(27.5)	—	(27.5)
Financing:
Issuance of common shares on exercise of options and warrants	29.0	—	—	29.0	—	—	29.0
Acquisition of CMGC 25% non-controlling interest	—	—	—	—	(335.4)	—	(335.4)
Proceeds from issuance of debt	980.9	433.5	—	1,414.4	194.0	—	1,608.4
Repayment of debt	—	(479.2)	—	(479.2)	(0.2)	—	(479.4)
Interest paid	(8.1)	(1.8)	—	(9.9)	0.2	—	(9.7)
Dividends received from / (paid to) common shareholders	638.9	(414.5)	—	224.4	(2,284.3)	1,935.1	(124.8)
Settlement of derivative instruments	165.2	—	—	165.2	(208.8)	—	(43.6)
Intercompany advances	(937.0)	(463.6)	—	(1,400.6)	1,400.6	—	—
Other	(3.6)	(2.8)	—	(6.4)	(1.2)	—	(7.6)
Net cash flow of continuing operations provided from (used in) financing activities	865.3	(928.4)	—	(63.1)	(1,235.1)	1,935.1	636.9
Net cash flow of discontinued operations used in financing activities	—	—	—	—	(2.9)	—	(2.9)
Effect of exchange rate changes on cash and cash equivalents of continuing operations	—	—	—	—	(3.5)	—	(3.5)
Increase (decrease) in cash and cash equivalents	910.8	(820.5)	—	90.3	209.1	—	299.4
Cash and cash equivalents, beginning of period	151.9	1,052.5	—	1,204.4	262.2	—	1,466.6
Cash and cash equivalents, end of period	$1,062.7	$232.0	$—	$1,294.7	$471.3	$—	$1,766.0